c/o Hebron Technology Co., Ltd. s No. 587 15th Road, 3rd Av., Binhai Ind. Park s

Economic & Technology Development Zone s Wenzhou, China

June 22, 2015

Pamela A. Long, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:         Hebron Technology Co., Ltd.

Amendment No. 1 to Draft Registration Statement on Form F-1

Confidentially Submitted on April 24, 2014

CIK No. 0001603993

Dear Ms. Long:

On behalf of Hebron Technology Co., Ltd. (the “Registrant”) and in response to the comments set forth in your letter dated April 24, 2014, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 1 to the captioned Draft Registration Statement (the “Amendment”). Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein. We have also enclosed two redlined copies of the Amendment compared against the initial captioned Draft Registration Statement for your review.

General

1.	We will process this registration statement and any amendment without a price range. Since the price range triggers, however, a number of disclosure matters, we will need sufficient time to process the amendment in which it is included. Note that the price range’s effect on disclosure throughout the registration statement may cause us to raise issues on areas upon which we have not commented previously.

We acknowledge the comment.

2.	Confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the midpoint of the offering price range, and all other information except information that you may exclude in reliance upon Rule 430A of Regulation C under the Securities Act.

We acknowledge the comment and confirm that we will not circulate copies of the registration statement or preliminary prospectus until we have included an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the midpoint of the offering price range, and all other information except information that we may exclude in reliance upon Rule 430A of Regulation C under the Securities Act.

Pamela A. Long, Assistant Director

June 22, 2015

3.	We note that you have omitted numerous non-Rule 430A disclosures throughout the registration statement. Other than pricing information, provide all missing information in the next pre-effective amendment to the registration statement.

We acknowledge the comment and have provided the requested information.

4.	We note that you intend to file by amendment additional exhibits, including the legal and tax opinions. We may have comments on the opinions and other exhibits after they are filed. Allow us sufficient time to review these materials before requesting acceleration of the registration statement’s effectiveness.

We acknowledge the comment and have filed several additional exhibits. We will file the remaining opinions and exhibits before requesting acceleration of the registration statement’s effectiveness.

5.	Provide us copies of any artwork that you intend to use as soon as possible for our review. Since we may have comments on these materials, you may wish to consider waiting for comments before printing and circulating any artwork.

We acknowledge the comment and respectfully advise the Staff that we do not currently intend to use any artwork. If we change our plan, we will provide copies of artwork prior to printing and circulating such artwork.

6.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We have not presented any such materials to potential investors; however, if we do so, we will supplementally provide such materials to the Staff. We are not aware of any research materials published or distributed in reliance on Section 2(a)(3) of the Securities Act of 1933.

7.	Please tell us whether the placement agreement (refer to Exhibit 1.1) will be subject to Financial Industry Regulatory Authority’s or FINRA’s approval. In that case, prior to the effectiveness of your registration statement, please arrange to have a representative of FINRA call us to confirm that FINRA has finished its review and has no additional concerns regarding the placement arrangement, or send us a copy of the confirmation letter you have received from FINRA.

We acknowledge the comment and confirm that the placement agreement will be subject to FINRA’s review. We further confirm that we will, prior to effectiveness of the registration statement, arrange to have a FINRA representative call the Staff to confirm completion of its review.

Registration Statement’s Facing Page

8.	Since it appears that the securities being registered are to be offered on a delayed or continuous basis, please check the Rule 415 box on the registration statement cover page and include Item 512(a) of Regulation S-K undertakings. Refer to Item 9 of Form F-1.

We acknowledge the comment and have revised the registration statement as requested to check the Rule 415 box on the registration statement cover page and include Item 512(a) of Regulation S-K undertakings. The included disclosure may be found on page Part II -4 and reads as follows:

Pamela A. Long, Assistant Director

June 22, 2015

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering and such other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

Pamela A. Long, Assistant Director

June 22, 2015

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(7) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Prospectus Outside Front Cover Page

9.	We note that you intend to hold investor funds in an escrow account. Identify the agent for the escrow account, and file as an exhibit to the registration statement the agreement with the escrow agent.

We acknowledge the comment and we will identify the agent for the escrow account. We will file an agreement with the escrow agent as an exhibit to the registration statement prior to requesting effectiveness.

10.	With respect to the placement agent warrants, please disclose whether you intend to list the warrants on an exchange or an over the counter quotation system. Refer to Item 1 of Form F-1 and Item 501(b)(4) of Regulation S-K.

We acknowledge the comment and have added the disclosure as requested. The new disclosure may be found on prospectus outside front cover page and reads as follows:

We do not intend to list the placement agent warrants either on an exchange or an over the counter quotation system.

11.	In accordance with the requirements of Item 1 of Form F-1 and Item 501(b)(8) of Regulation S-K, please name the placement agent on the prospectus cover page.

We acknowledge the comment and have revised the registration statement as requested to name Spartan Securities Group, Ltd. as the placement agent. The revised disclosure may be found on the prospectus cover page and reads as follows:

Pamela A. Long, Assistant Director

June 22, 2015

We have agreed to issue, on the closing date of this offering, warrants to our placement agent, Spartan Securities Group, Ltd. (the “placement agent”), exercisable at a rate of one warrant per share to purchase up to 5% of the aggregate number of common shares sold by the Registrant (the “placement agent warrants”).

Prospectus Conventions, page 1

12.	We note the disclosure that you relied on statistics provided by a variety of publicly available sources regarding China’s expectations of growth, China’s demand for valves and fluid equipment, outlook of China’s valve industry, as well as the valve industry globally. In this regard, we note the following examples:

•	Statistical disclosure regarding the PRC Valve industry found in your “Industry and Market Background” disclosure on page two;

•	Disclosure that since 2009 “China has ranked first worldwide in valve exports” [refer to disclosure in the second paragraph of the “PRC Valve Industry” on page two]; and

•	Disclosure that “[g]lobal demand for industrial valves is expected to rise annually…” and that “top export destinations have remained relatively stable through the global economic crisis…” [refer to last paragraph on page two].

Please note that this list of examples is not meant to be exclusive. Please identify the sources for the market data and statistics upon which you have relied as the basis for your disclosures, and provide us copies of each source, marked clearly to highlight the portion or section that contains the basis of your prospectus disclosures, and cross reference it to the appropriate location in the registration statement.

We acknowledge the comment and respectively advise the Staff that we made a variety of changes to reflect the changes in the Company’s business plan. Therefore, many of the previous statistics and factual statements do not appear in this amendment. We have sent under separate cover an annotated copy of the draft registration statement with such factual statements attached and cross-referenced as requested with regard to current draft.

Our Opportunity and Strategy, page 3

13.	In the first paragraph on page four, you disclose that the Wenzhou City “has promised to grant [you] a preemptive right to purchase a land use right for an additional 25 acres in the Wenzhou Airport Industry Park…” Please file as an exhibit to the registration statement any arrangements or agreements you have entered with the Wenzhou City regarding this preemptive right, or otherwise explain to us how this promise was memorialized. In addition, in a relevant section of the filing, expand your disclosure to discuss how you will finance this purchase. Based on your Use of Proceeds disclosure on page 28, it does not appear that offering proceeds will be used to exercise this preemptive right. Please advise and revise your disclosures to the extent necessary.

We have revised this section to remove this disclosure as we understand from current discussions with Wenzhou City that, because of personnel changes, the city of Wenzhou no longer intends to be bound to grant such a preemptive right. As such promise of preemptive right is not legally enforceable, we have removed the related disclosure from the registration statement in its entirety.

Pamela A. Long, Assistant Director

June 22, 2015

Risk Factors, page 9

General

14.	We note that you plan to apply for listing on the NASDAQ Capital Market. If you intend to list on an exchange and rely on exchange rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, then provide a risk factor that discloses this reliance and describes the corporate governance matters affected.

We confirm that, while we qualify for such treatment, we do not intend to avail ourselves of this treatment. We have, nevertheless, incorporated disclosure of the potential effect of such an election in the future. The revised disclosure may be found on page 22 and reads as follows:

If we elect to follow certain NASDAQ Capital Market rules available to foreign private issuers, our company could fail to meet corporate governance standards applicable to U.S. domestic issuers.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

15.	We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

How do you maintain your books and records and prepare your financial statements? If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Although our financial statements are prepared in accordance with U.S. GAAP, our PRC subsidiaries’ books and records are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises established in the People’s Republic of China (“China GAAP”), not U.S. GAAP. However, our Chief Financial Officer (“CFO”) and our Financial Controller review and approve all the conversion adjustments and final financial statements under U.S. GAAP. Our reports for the years ended December 31, 2014 and December 31, 2013 are prepared with reconciliation to U.S. GAAP under the supervision of our CFO and finance department with the assistance of a consulting firm, Lanjun Accounting Advisory Company Limited (“Lanjun”). Please see our response below for more information about Lanjun.

Pamela A. Long, Assistant Director

June 22, 2015

In order to convert our books and records to U.S. GAAP for SEC reporting purposes, the CFO and Financial Controller, with the assistance of Lanjun, start with China GAAP, make adjustments to China GAAP based on the U.S. GAAP, review all the adjustments, and review all the consolidation, consolidated financial statements and notes to the consolidated financial statements.

We maintain controls to ensure that we have made all necessary and appropriate adjustments in our conversions and disclosures. Our CFO works with the finance department and Financial Controller to review all the work performed by the consulting firm and present to the public accounting firm for review and audit.

What is the background of the people involved in your financial reporting? We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements;

Our CFO’s roles are to: (i) supervise our finance department, (ii) review our financial statements to ensure that transactions are recorded in accordance with our accounting manual and accounting policies and (iii) take ultimate responsibility over the quality of our consolidated financial statements prepared under U.S. GAAP, SEC rules and regulations, and the effectiveness of our internal control over financial reporting.

Our Financial Controller’s roles are to: (i) assist the CFO in accounting matters, (ii) prepare financial statements under China GAAP; and (iii) review financial statements and financial disclosures.

Lanjun’s role is to: (i) assist the company to compile the financial statements under U.S. GAAP, (ii) assist the company to review significant accounting policies and treatments in accordance with U.S. GAAP; and (iii) assist the company to prepare sufficient disclosures in the financial statements in accordance with U.S. GAAP.

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

Our CFO has on-going training relating to U.S. GAAP but did not undertake formal education.

Our Financial Controller does not have education or ongoing training relating to U.S. GAAP but is trained in China GAAP.

Lanjun’s Director A received his master’s degree in Management and Accounting from Joseph L. Rotman School of Management, University of Toronto in 2006.

Lanjun’s Director B received his master’s degree in Management and Professional Accounting from Joseph L. Rotman School of Management, University of Toronto in 2006.

•	the nature of his or her contractual or other relationship to you;

Our CFO is an employee of our company.

Our Financial Controller is an employee of our company.

Lanjun’s Director A is an employee of Lanjun which is engaged by us.

Lanjun’s Director B is an employee of Lanjun which is engaged by us.

Pamela A. Long, Assistant Director

June 22, 2015

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

Our CFO holds and maintains professional designations including Fellow Chartered Accountant designation.

Our Financial Controller holds and maintains Chief Financial Officer Certification.

Lanjun’s Director A holds and maintains Chartered Accountant of Canada, Certified Public Accountant of United States and Hong Kong Certified Public Accountant.

Lanjun’s Director B holds and maintains Chartered Accountant of Canada and Certified Public Accountant of United States.

•	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

Our CFO started his employment with us in January 2014. He was the Director of Asia Pacific, International Alliance Associates from 2009 through 2013, with chief financial officer responsibilities. He has over 18 years of investment and financing experience in Asia, along with restructuring work experience. Our CFO is proficient in managing various aspects of the investment market across various industries. He has extensive experience in both the private equity market and the stock market. However, prior to working with us, our CFO did not have professional experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

Our Financial Controller has been with us since 2010. He has overall responsibility for the company’s accounting, financial management, internal control and financing services. From 2002 through April of 2010, he was the chief financial officer of Zhejiang Juneng Lesi Pharmaceutical Co. where he was responsible for the company's overall accounting, financial management, internal control, financing, investment and administration, logistics management and outreach work. While our Financial Controller is experienced in China GAAP, he does not have professional experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

Lanjun’s Director A co-founded Lanjun since 2011 where he provides accounting, financial reporting and financial management advisory services to U.S. public companies. From 2006 to 2011, he was the Assurance Manager for a Public Company Accounting Oversight Board (“PCAOB”) registered accounting firm. At that firm, he managed audit engagements for U.S. public companies, participated in various initial public offerings, and led due diligence engagements to assist companies’ initial public offerings in the U.S..

Lanjun’s Director B co-founded Lanjun since 2011 where he provides accounting, financial reporting and financial management advisory services to U.S. public companies. From 2008 to 2011, he was the Assurance Senior/Engagement Manager for a PCAOB registered accounting firm. At that firm, he performed GAAP reconciliation regarding U.S. GAAP, planed and led annual audits and interim reviews for U.S. public companies and reviewed clients’ financial statements and filings.

If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

•	the name and address of the accounting firm or organization;

We engaged an individual consultant before the middle of 2014 who helped us to prepare financial statements for the years ended December 31, 2012 and 2011 and interim financial statement for the period ended September 30, 2013. We terminated his service in the middle of 2014.

In August 2014, we started to engage Lanjun to prepare our financial statements. Lanjun is located in Room 528, 2100 Dong Ming Road, Shanghai, China.

Pamela A. Long, Assistant Director

June 22, 2015

•	the qualifications of their employees who perform the services for your company;

Lanjun’s two directors in charge of this engagement are both AICPAs. They are familiar with U.S. GAAP.

•	how and why they are qualified to prepare your financial statements;

From historical experience, Lanjun’s two directors have worked with many U.S. public companies to prepare and audit financial statements and other public fillings. Please see above regarding their experience.

•	how many hours they spent last year performing these services for you; and

Since August 2014, Lanjun spent about 80 hours on helping us to prepare the annual financial statements and working paper schedules for the year ended December 31, 2013 and spent about 80 hours on helping us to prepare the year ended financial statement for the year ended December 31, 2014. Lanjun also has spent about 40 hours on assisting us to review and respond SEC staff comments related to financial statements. In total, Lanjun spent about 200 hours last year performing services for the Company.

•	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements.

As of April 30, 2015, a total amount of approximately $40,000 for the service provided in 2014 has been paid to Lanjun. We anticipate paying another $40,000 to Lanjun for the service they provide in 2015 after the completion of this filing.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements;

•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each individual in connection with the preparation of your financial statements.

We have not retained individuals who are not our employees and are not employed by an accounting firm or other similar organization to prepare our financial statements.

Do you have an audit committee financial expert? We note that you do not have an audit committee. Therefore, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP.

We respectfully advise the Staff that the board committees have not been established yet. We plan to establish the board committees including an audit committee before the completion of the IPO. We also plan to appoint Ms. Haiying Xiang as our audit committee financial expert. Ms. Xiang is an accountant with Siemens Limited China where she has worked since 2012. She works in the internal control department and is tasked with Sarbanes-Oxley compliance and support, coordination of compliance with global risk management and internal control programs for eighteen operating companies and analysis and optimization of business processes. She has been a Certified Internal Auditor since 2012.

16.	On page 23, you have a risk factor regarding implementing and maintaining effective internal control over financial reporting in the future. In this regard, please address the following items noted which may have been impacted by your internal control over financial reporting:

•	Please explain the weakness in your internal control over financial reporting that allowed the inventory amount on page F-1 to be different from the amount on page F-8;

Pamela A. Long, Assistant Director

June 22, 2015

The Note 2 Inventory on page F-8 shall be $2,641,072 inventory balance in “Installation projects in process”, instead of $Nil balance. The inventory amount on page F-1 is correct. When we prepared the financial statement, we prepared the financial statement tables first and then the notes. After we made adjustments on the tables regarding the inventory amount, the change to the note was not carried through in the version submitted to the Commission.

•	Please explain why depreciation and amortization expense for the nine months ended September 30, 2013 decreased whereas the corresponding depreciable assets increased at September 30, 2013;

We had $799,205 additions in property and equipment during the nine months ended September 30, 2013, which resulted in an increase of $57,123 in depreciation expense. However, we also had $591,706 property and equipment fully amortized during the nine months ended September 30, 2013, which resulted in a larger decrease in the depreciation expense. As a result, the overall depreciation and amortization expense decreased from the same period of 2012 whereas the corresponding depreciable assets increased at September 30, 2013.

•	Please explain why your effective tax rate for the nine months ended September 30, 2013 is only 13% given your annual effective tax rates were 26% and 28%; and

The lower income tax rate and lower income tax expense for the nine months ended September 30, 2013 were mainly due to the fact that we had gross profit of $975,450 earned from fluid equipment control system sales offshore by HK Xibolun during the first nine months of 2013, which was not subject to income tax.

If we exclude the $975,450 from our income, our effective tax rate would be 22.1% and 23.2% for the three and nine months ended September 30, 2013, respectively.

•	Please describe any 2012 fourth quarter adjustments that materially impacted operating results for the quarter. We note that net income for the quarter was approximately $104k compared to 2012 annual net income of approximately $2 million.

We respectfully advise the Staff that there was no material quarter adjustments that impacted the operating results for the fourth quarter of fiscal 2012. The low net income in the fourth quarter of fiscal 2012 was due to low revenue. As we mentioned in the Business section of the registration statement, because of the nature of our business, sales to a small number of customers amount to a great percentage of our total revenue. While we are not affected by seasonality in the traditional sense, our results for any period are subject to volatility based on when a given customer makes a large payment.

In fiscal 2012, we completed most of projects in the first nine months and recognized revenue accordingly. Therefore, over 88% revenue earned in fiscal 2012 was earned during the first nine months. During the fourth quarter of fiscal 2012, the Company’s projects were still under progress and did not meet the revenue recognition criteria. Therefore, the Company earned revenue of only approximately $1.4 million during the fourth quarter of fiscal 2012 with gross margin of $0.45 million, which directly resulted in lower net income in the fourth quarter.

Risk Related to Our Business and Industry, page 9

We may incur liability for unpaid taxes, including interest and penalties, page 9

17.	We note the reference to Hebron Fluid, even though this term is not included in the list of defined terms on page one under “Prospectus Conventions.” Please correct your disclosure as appropriate and in an appropriate section of the filing describe the types of transactions in which Hebron Fluid served as HK Hebron’s counterparty to help investors understand the tax ramifications of such arrangement.

Pamela A. Long, Assistant Director

June 22, 2015

We acknowledge the comment and respectfully advise the Staff that Hebron Fluid should have referred to Xibolun Equipment. In addition, we have revised the Registration Statement to replace “HK Hebron” with “HK Xibolun.”

We have revised the registration statement to clarify that HK Xibolun’s potential tax liability comes not from serving as a counterparty to Xibolun Equipment but instead from purchasing and selling fluid equipment control systems offshore. The revised disclosure may be found on page 8 and reads as follows:

Although the Company’s management believes the Company has paid all or accrued for all taxes owed by the Company, PRC taxing authorities may take the position that the Company owes more taxes than it has paid based on transactions conducted by HK Xibolun, which may be deemed a resident enterprise, thereby resulting in taxable liability for us.

We have also added the disclosure as requested to describe the transactions that HK Xibolun has had. The revised disclosure may be found on page 36 and reads as follows:

Fluid equipment control systems trading contributed $975,450 gross profit during fiscal 2013. HK Xibolun bought and sold fluid equipment control systems offshore. The Company did not have fluid equipment control system sales in fiscal 2014.

Our future research and development is currently subject to cooperation with Zhejiang University, page 14

18.	We note disclosure that you have contracted with Zhejiang University to assist with research and development. Please disclose your collaboration with the Zhejiang University under the “Research and Development” disclosure on page 61, as well as summarize the principal provisions of your contract with Zhejiang University. Please ensure to discuss the results of such collaboration with Zhejiang University and whether you intend to continue this collaboration after you create your own research and development department. Additionally, please advise why you have not filed the agreement as an exhibit to the registration statement. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

We acknowledge the comment and have added the requested disclosure as requested. We have also filed the Research and Collaboration Agreement with Zhejiang University as Exhibit 10.8. The added disclosure may be found on page 54 and reads as follows:

We have collaborated with Zhejiang University on R&D. We signed a Research and Collaboration Agreement with Zhejiang University on January 20, 2011. Pursuant to the agreement, Zhejiang University was responsible for conducting the research and development work of intelligent process control valve on behalf of the Company, and the company was obligated to pay Zhejiang University a total of RMB 1 million (approximately $0.16 million) in several installments. The Company made payments to Zhejiang University in accordance with the specific milestones stipulated in the agreement and a total of RMB 0.65 million (approximately $0.11 million) as required by the agreement was paid as of December 31, 2014. The Company accounted for the payments as R&D expenses in accordance with ASC 730-20 for the related periods.

This agreement has been performed in material aspects. One of the most important results is the development of the intelligent process control valve. In addition, the agreement requires us to pay a total amount of RMB 0.35 million to Zhejiang University depending on the sales of the products, which consists of RMB 0.07 million per year for 5 years starting from May 31, 2012. As of June 22, 2015, the RMB 0.15 million remains outstanding because we have not put any such products into market for sales, and Zhejiang University has never required us to pay for any balance by sending us any invoice. Based on the terms of the agreement, we consider that this payment is not due. However, we plan to pay the required amount according to the terms in the Research and Collaboration Agreement in the future once we start selling the products. We do not intend to make the payment until the conditions in the agreement are met. If Zhejiang University were to demand payment at some time in the future prior to our determination that the payment was due, we would need to decide whether to contest such demand or to pay. For more details, please see “Risk Factors –We may have liability under our contract with Zhejiang University.”

Pamela A. Long, Assistant Director

June 22, 2015

Although we have created our own research and development department, we plan to continue the collaboration with Zhejiang University. Because of its rich academic resources, the collaboration with Zhejiang University helps our operations by improving our R&D.

In addition, we have added a risk factor regarding our obligation to Zhejiang University. The added disclosure may be found on page 10 and reads as follows:

We may have liability under our contract with Zhejiang University.

We signed a Research and Collaboration Agreement with Zhejiang University on January 20, 2011. Pursuant to the agreement, Zhejiang University was responsible for conducting the research and development work of intelligent process control valve on behalf of us, and we were obligated to pay Zhejiang University a total of RMB 1 million (approximately $0.16 million) in several installments. We made payments to Zhejiang University in accordance with the specific milestones stipulated in the agreement and a total of RMB 0.65 million (approximately $0.11 million) as required by the agreement was paid as of December 31, 2014.

In addition, the agreement requires us to pay a total amount of RMB 0.35 million to Zhejiang University depending on the sales of the products, which consists of RMB 0.07 million per year for 5 years starting from May 31, 2012. As of June 22, 2015, the RMB 0.15 million remains outstanding because we have not put any such products into market for sales, and Zhejiang University has never required us to pay for any balance by sending us any invoice. Based on the terms of the agreement, we consider that this payment is not due. However, we plan to pay the required amount according to the terms in the Research and Collaboration Agreement in the future once we start selling the products. We do not intend to make payment until the conditions in the agreement are met. Zhejiang University could file a lawsuit against us claiming the balance and damages if we refuse to pay on its demand. Such a lawsuit, whether or not successful, may cost us considerable time and expenses.

Under the Enterprise Income Tax Law, we may be classified as a ‘Resident Enterprise’ of China…, page 17

19.	At the end of the second paragraph of this risk factor, you disclose that “it remains unclear as to whether the Notice is applicable to an offshore enterprise controlled, but no necessarily owned, by a Chinese natural person.” Please revise your disclosure to explain the legal significance between controlled versus owned, as well as how the Notice provisions would apply to you.

We acknowledge the comment and respectfully advise the Staff that we have revised the analysis by deleting “However, it remains unclear as to whether the Notice is applicable to an offshore enterprise controlled, but not necessarily owned, by a Chinese natural person. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.” at the end of the second paragraph of this risk factor.

We have also added the explanation regarding how the Notice provisions would apply to us. The added disclosure may be found on page 17 and reads as follows:

Hebron Technology does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of the Notice, so we believe the Notice is not applicable to us. However, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in the Notice to evaluate the tax residence status of Hebron Technology.

Pamela A. Long, Assistant Director

June 22, 2015

We do not believe that we meet some of the conditions outlined. As a holding company, the key assets and records of Hebron Technology including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that have been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Hebron Technology should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in the Notice were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

In addition, we have revised the last paragraph of this risk factor. The revised disclosure may be found on page 17 and reads as follows:

If we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both the U.S. and China, but our PRC source income will not be taxed in the U.S. again because the U.S.-China tax treaty will avoid double taxation between these two nations.

Special Note Regarding Forward-Looking Statements, page 27

20.	Clarify in the second paragraph’s last sentence that you undertake no obligation to update any forward looking statement except as required by applicable law.

We acknowledge the comment and have revised the second paragraph’s last sentence as requested. The revised disclosure may be found on page 26 and reads as follows:

Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

Use of Proceeds, page 28

21.	You have identified “Acquisition of Pharmaceutical industry network company” as one of the categories towards which you intend to use a portion of your offering proceeds. With a view towards disclosure, please explain to us what a pharmaceutical industry network company is; why you are targeting this industry participant as an acquisition candidate; and your basis for assuming that $3 million of offering proceeds will be spent on the acquisition of a pharmaceutical industry network company if you have not identified an acquisition target at this time. Your disclosures elsewhere indicate that you intend to acquire businesses that are complementary or related in product lines and business structure. Please expand your disclosures to elaborate on what types of businesses would be considered complementary.

We acknowledge the comment and respectively advise the Staff that we have changed the use of proceeds due to changes in the focus of our business since April 2014. One of the changes is the removal of “Acquisition of Pharmaceutical industry network company.” Therefore, the relevant questions are no longer applicable. The revised disclosure regarding the use of proceeds may be found on page 27 and reads as follows:

Description of Use	Estimated Amount of Net Proceeds (Minimum Offering)	Estimated Amount of Net Proceeds (Maximum Offering)
Expansion of installation services	$4,500,000	$6,500,000
Development of repair and maintenance business *	2,000,000	3,000,000
Establishment of on-line store of products and services	2,000,000	2,000,000
Working capital	1,000,000	3,000,000
Personnel expenses, SOX compliance	500,000	500,000
Total	$10,000,000	$15,000,000

Pamela A. Long, Assistant Director

June 22, 2015

* We started the business of repair and maintenance service in 2015. It is provided to pharmaceutical manufacturers after the expiration of warranty about products and installation services. We have established a repair and maintenance center in Nanjing, Jiangsu to cover Eastern China area with an investment of RMB 2,452,684 (approximately $400,000). We plan to establish five additional repair and maintenance centers to cover Central China, Northeastern China, Northern China, Southern China, and Northwestern China.

In addition, due to business changes, we do not intend to acquire businesses that are complementary or related in product lines and business structure. Therefore, the requirement to expand the disclosures to elaborate on what types of businesses would be considered complementary is no longer applicable.

Capitalization, page 31

22.	Please clearly show in the notes to the capitalization table how you computed each pro forma amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts.

We acknowledge the comment and have revised the notes to the capitalization table to provide the discussion of assumptions and estimates used to arrive at the amounts in the table. The revised disclosure of minimum offering capitalization table notes may be found on page 30 and reads as follows:

(1)	Gives effect to (i) our recapitalization completed as of April 29, 2015, pursuant to which we have 12,000,000 common shares issued and outstanding and 50,000,000 authorized prior to completion of this offering and (ii) the sale of the minimum offering, as applicable, at an assumed public offering price of $ per share and to reflect the application of the proceeds after deducting the estimated placement discounts (4% commission if the Company has introduced investors to our Placement Agent), and our estimated offering expenses. (See note 3 below.)

(2)	Gives effect (i) our recapitalization completed as of April 29, 2015, pursuant to which we have 12,000,000 common shares issued and outstanding and 50,000,000 authorized prior to completion of this offering and (ii) the sale of the minimum offering, as applicable, at an assumed public offering price of $ per share and to reflect the application of the proceeds after deducting the estimated placement discounts (8% commission if the Placement Agent has introduced investors directly), and our estimated offering expenses. (See note 3 below.)

(3)	Pro forma adjusted for IPO additional paid in capital reflects the net proceeds we expect to receive, after deducting placement discount, Placement Agent expense allowance and approximately $ in other expenses. In a minimum offering, we expect to receive net proceeds of approximately $ to $ ($ offering, less placement discount of between $ and $ , depending on whether we or the Placement Agent introduces investors, accountable expense allowance of $ and offering expenses of $ ).

Pamela A. Long, Assistant Director

June 22, 2015

The revised disclosure of maximum offering capitalization table notes may be found on page 30 and reads as follows:

(1)	Gives effect to (i) our recapitalization completed as of April 29, 2015, pursuant to which we have 12,000,000 common shares issued and outstanding and 50,000,000 authorized prior to completion of this offering and (ii) the sale of the maximum offering, as applicable, at an assumed public offering price of $ per share and to reflect the application of the proceeds after deducting the estimated placement discounts (4% commission if the Company has introduced investors to our Placement Agent) and our estimated offering expenses. (See note 3 below.)

(2)	Gives effect (i) our recapitalization completed as of April 29, 2015, pursuant to which we have 12,000,000 common shares issued and outstanding and 50,000,000 authorized prior to completion of this offering and (ii) the sale of the maximum offering, as applicable, at an assumed public offering price of $ per share and to reflect the application of the proceeds after deducting the estimated placement discounts (8% commission if the Placement Agent has introduced investors directly) and our estimated offering expenses. (See note 3 below.)

(3)	Pro forma adjusted for IPO additional paid in capital reflects the net proceeds we expect to receive, after deducting placement discount, Placement Agent expense allowance and approximately $ in other expenses. In a maximum offering, we expect to receive net proceeds of approximately $ to $ ($ offering, less placement discount of between $ and $ , depending on whether we or the Placement Agent introduces investors, accountable expense allowance of $ and offering expenses of $ ).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

23.	Please address the following pursuant to Item 5A of the Form 20-F:

•	Please provide a narrative discussion of the extent to which changes in revenues are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services;

We acknowledge the comment and have revised the narrative discussions as requested. The revised disclosure may be found on page 34 and reads as follows:

Revenue from installation service was $13,973,998 and $10,470,833 for the years ended December 31, 2014 and 2013, respectively, representing an increase approximately of $3.5 million, because the Company completed more contracts during fiscal 2014. The details are illustrated in the table below:

	Number of Projects	Average Project Revenue (USD)
2014	8	$1.7 million
2013	6	$1.7 million

For the years ended December 31, 2014 and 2013, revenue from sales of our fluid equipment was $2,760,595 and $1,408,755, respectively, representing an increase approximately of $1.4 million due to higher sales volume.

Revenue from fluid equipment control systems trading was $Nil and $2,500,900 for the years ended December 31, 2014 and 2013, respectively. The Company completed an order for a customized fluid equipment control system in fiscal 2013 and did not receive any such order in fiscal 2014. The Company will continue to look for opportunities in the customized fluid equipment control system market.

•	Describe the impact of inflation, if material;

Pamela A. Long, Assistant Director

June 22, 2015

We have added the disclosure as requested. The added disclosure may be found on page 42 and reads as follows:

Impact of Inflation

We do not believe the impact of inflation on our company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last two years: 2.06% in 2014 and 2.57% for 2013.

•	Provide information regarding the impact of foreign currency fluctuations on the company, if material, and the extent to which foreign currency net investments are hedged by currency borrowings and other hedging instruments; and

We have added disclosure as requested. The added disclosure may be found on page 42 and reads as follows:

Impact of Foreign Currency Fluctuations

We do not believe the impact of foreign currency fluctuations on our company is material.

Regarding purchase of raw materials, we are subject to commodity price risks arising from price fluctuations in the market prices of the raw materials. We have generally been able to pass on cost increases through price adjustments. However, the ability to pass on these increases depends on market conditions influenced by the overall economic conditions in China.

Regarding sales, export sales only accounted a small portion of our revenues, and most of export sales contracts are not priced in foreign currency because they were sold to foreign companies’ agents in China. The table below illustrates our export sales for the years ended December 31, 2014 and 2013.

	2014		2013
Percentage of Export Revenue in Total Revenue	0.7%		19.1%
Percentage of Revenue Priced in Foreign Currency in Export Revenue	Nil	%	Nil	%*
Percentage of Revenue Priced in Foreign Currency in Total Sales	Nil	%	Nil	%*

*     Excluding a one time transaction in fiscal 2013 for the fluid equipment control system trading business, which was priced in USD and represented 91.1% of export revenue and 17.4% of total revenue in fiscal 2013. The Company does not believe the one time transaction establishes the pattern of export sales.

We have not had any foreign currency investments hedged by currency borrowings or other hedging instruments. We manage our price risks through productivity improvements and cost-containment measures.

•	If material, please discuss the impact of currency translations on revenues and expenses.

We respectfully advise the Staff that this question is not applicable because the impact of foreign currency fluctuations on us is not material.

General and administrative expenses, page 38

24.	We note disclosure regarding the increase in bad debt expense due to the aging of receivables. To the extent material, please add a risk factor addressing the effect that the increased balanced of bad debt expense may have on your financial condition.

Pamela A. Long, Assistant Director

June 22, 2015

We acknowledge the comment and have added the risk factor as requested. The added risk factor may be found on page 9 and reads as follows:

Our bad debt expense is material.

Financial difficulties experienced by our customers could result in risks to accounts receivable and could also include delays in collection, a reduction in liquidity and an eventual increase in bad debt. Although we recovered the majority of our bad debt in 2014, our bad debt expense was material during fiscal 2013 and 2012. For the year ended December 31, 2013 and 2012, we recorded $517,866 and $110,296 net bad debt allowance on the accounts receivable, respectively.

Accounts Receivable and Due from Customers, page 44

25.	Your accounts receivable balance increased by 132% from December 31, 2012 to September 30, 2013. The balance as of September 30, 2013 represents approximately 30% of your total assets. Your disclosures indicate that the increase was primarily due to your practice of collecting accounts receivable near the year end. Please disclose the amount of the September 30, 2013 accounts receivable balance which has been subsequently collected. In a similar manner, please address the increase in due from customers. Please also discuss the factors that caused an increase in other receivables from December 31, 2012 to September 30, 2013.

We acknowledge the comment and have revised the disclosure as requested. The revised disclosure may be found on page 38 and reads as follows. Please note that we have changed this item name on the financial statement from “Due from Customers” to “Customer Security Deposits” in the financial statement to better reflect the nature of the account.

Our net accounts receivable balance including both accounts receivable and contracts receivable as of September 30, 2013 was $4,606,698, including net accounts receivable balances aged over 6 months of $630,395. As of December 31, 2014, except for uncollected balance of $376,002, which was fully provided in bad debt allowance, we have collected the remaining accounts receivable balance from September 30, 2013. The net accounts receivable as of December 31, 2014 was $5,326,157, including net accounts balances aged over 6 months of $761,631. The accounts receivable $5,326,157 as of December 31, 2014 was mainly consisted of $5,028,311 contracts receivable related to our installation projects. Due to the high value of each installation project, it typically takes about 3 to 6 months for the customers to pay off the balances for the installation projects. With the increasing collection efforts, we believe we are able to successfully collect a majority of the accounts receivable balance as of December 31, 2014. As of March 31, 2015, we have collected $739,611.19 of the accounts receivable as of December 31, 2014.

Our net customer security deposits balance as of September 30, 2013 was $1,632,158, including net deposit balances aged over 6 months of $1,154,868. As of December 31, 2014, except for $252,522 security deposit still held by our customers based on the contract, we have collected the remaining security deposit balance from September 30, 2013. The net customer security deposit balance as of December 31, 2014 was $1,649,854, including customer security deposit balance aged over 6 months of $877,644. We are confident to collect the security deposit balance from its customer in accordance with contract terms.

Pamela A. Long, Assistant Director

June 22, 2015

Our net other receivable balance as of September 30, 2013 was $1,410,134, increased approximate $1.3 million from the net other receivable balance as of September 30, 2012. The increase was mainly resulted from short term advances by us to our two business venders. Those advances were fully collected in the subsequent period. As of December 31, 2014 and 2013, the net other receivable balance was $58,106 and $473,276, respectively. The net other receivables as of December 31, 2014 was $58,106, including other receivables over 6 months old of $5,260.

26.	Please tell us how much of your balance of accounts receivable, other receivables, and due from customers is over six months old as of December 31, 2013. Please also disclose your accounts receivable turnover ratios for each period presented and explain variances in this ratio from period to period.

We respectfully advise the Staff that as of December 31, 2013, our balance of accounts receivable balance over six months old was $2,008,584, of which, $1,028,416 was included in the bad debt allowance. Our balance of other receivables over six months old was $380 and our balance of due from customers (customer security deposits) over six months old was $327,445.

We have also disclosed our balance of accounts receivable, other receivables, and due from customers (“customer security deposit”) over six months old as of December 31, 2014. The added disclosures may be found on page 38 and read as follows:

The net accounts receivable as of December 31, 2014 was $5,326,157, including net accounts balances aged over 6 months of $761,631.

The net other receivables as of December 31, 2014 was $58,106, including other receivables over 6 months old of $5,260.

The net customer security deposit balance as of December 31, 2014 was $1,649,854, including customer security deposit balance aged over 6 months of $877,644.

We have also disclosed our accounts receivable turnover ratios for 2014 and 2013 and explained variances in this ratio from 2013 to 2014 as requested. The added disclosure may be found on page 38 and reads as follows:

Our accounts receivable turnover ratio was 3.22 for 2014 and 4.07 for 2013. The ratio decreased because we switched our focus from products manufacture to installation service in 2014. Most of our high margin installation contracts were about large and complicated projects, which required longer service time, and those customers usually made payments after 3 to 6 months after the completion of the projects.

Short-term loan, page 46

27.	As it appears that most of the loans are entered into with the Bank of China LongWan Branch, please file a form of this loan agreement as an exhibit to the registration statement. Refer to Item 8.a of Form F-1 and Item 601(b)(10) of Regulation S-K.

We acknowledge the comment and have filed the requested summary of translation of form of loan agreement as Exhibit 10.7.

Pamela A. Long, Assistant Director

June 22, 2015

Taxes Payable, page 48

28.	Please disclose why income taxes payable is classed as a current liability given that the components are over one year old. Please disclose when you are required to pay these taxes.

As a preliminary matter, we respectfully advise the Staff that we have revised our structure of MD&A since our previous filing in order to better present our statement, thus the heading “Taxes Payable” was deleted from the current filing and all the discussion of the Company’s financial conditions are now under the heading of “Liquidity and Capital Resources”.

We acknowledge the comment and have revised the registration statement as requested in the “Working Capital.” The revised disclosure may be found on page 39 and reads as follows:

Since the income tax payable balance is due on demand, the income tax payable balance is classified as current liability. We will have a settlement discussion with Wenzhou tax authority after this IPO. Therefore, the exact payment date of this local tax liability is uncertain.

Liquidity and Capital Resources, page 48

29.	You believe that your current cash, cash flows provided by operating activities, and access to help from your related party will be sufficient to meet your working capital needs for at least the next twelve months. Please clarify in your disclosures if you have amounts committed to be provided by your related party. Please also disclose whether or not you are dependent upon this offering to meet your liquidity needs for the next 12 months.

We acknowledge the comment and have clarified our disclosures as requested. The revised disclosure may be found on page 37 and reads as follows:

As of December 31, 2014 and 2013, we had cash and cash equivalents of $376,467 and $183,806, respectively. We believe that our current cash, cash flows provided by operating activities and access to help from our related party will be sufficient to meet our working capital needs for at least the next 12 months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon this offering to meet our liquidity needs for the next 12 months.

30.	Please enhance your liquidity disclosures to address the following:

•	Disclose the amount of foreign cash and short-term investments you have as compared to your total amount of cash and short-term investments as of the latest balance sheet date; and

We acknowledge the comment and have added the disclosure as requested. The added disclosure may be found on page 37 and reads as follows:

Since all of the cash balance reported by us as of the latest balance sheet date, December 31, 2014, is foreign cash (RMB), the amount of foreign cash we have is the total amount of our cash, which is $376,467. In addition, we do not have any short term investment.

Pamela A. Long, Assistant Director

June 22, 2015

•	Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations.

Refer to Item 5.B.1(b) of the Form 20-F.

We acknowledge the comment and have revised the disclosures as requested. The revised disclosures may be found on page 28 and reads as follows: .

If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Current PRC regulations permit our PRC subsidiaries to pay dividends to HK Xibolun only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

In addition, pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries are subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations in China may be used to pay dividends to our company.

Obligations Under Material Contracts, page 50

31.	You were required to make the final payment for the registered capital of Hebron Automation before February 2014. Please disclose whether these amounts have now been paid and the consequences of not paying these amounts before February 2014.

We acknowledge the comment and have revised the requested disclosures as requested. The revised disclosure may be found on page 41 and reads as follows:

Our subsidiary Xibolun Automation was formed and registered in September 24, 2012. Total registered capital of Xibolun Automation is $3 million. As of the date of filing, we have paid $2,040,000 of the $3 million registered capital. The newly amended Corporate Law of China effective on March 1, 2014 repeals minimum registered capital requirements and installation payments. However, the Notice of the Ministry of Commerce on Improving the Administration of Foreign Investment Review, which was issued on June 17, 2014, provides that, “For a foreign investment item approved before March 1, 2014, the investor shall continue to fulfill the investment obligation in accordance with the terms of the original contract or bylaws. If modification is required, the investor may file an application to the competent commerce authority, and the commerce authorities at any level shall review the application in accordance with the relevant requirements of this Notice.” According to Xibolun Automation bylaws amendment, we are required to fund the remaining balance within 60 months after registration date. Therefore, from the legal perspective, we are required to make the final payment by September 23, 2017.

Pamela A. Long, Assistant Director

June 22, 2015

However, since we can reduce our registered capital after submitting the application to local government agency and getting approval, from an accounting perspective, the shortfall between the registered capital and actual shareholder contribution is no longer be treated as obligation for the Company. Therefore, this part is not included in the financial statement.

In addition, regarding the consequences of not paying these amounts by September 23, 2017, please see our response to following comment.

32.	Please file the lease agreement as an exhibit to the registration statement. In addition, please discuss the consequences of failure to fund the full amount of registered capital.

We have filed a translation of the requested lease agreement as an exhibit to the registration statement. In addition, we have added disclosure to discuss the consequences of failure to fund the full amount of registered capital. The added disclosure may be found on page 41 and reads as follows:

If Xibolun Automation fails to fund the full amount of registered capital by September 23, 2017, and does not or is not able to reduce the amount of registered capital to the amount that it has paid, HK Xibolun as the sole shareholder will be liable for the balance. When Xibolun Automation is wound up in the future, if its assets are not enough to pay off the liabilities, the creditors will have right to demand HK Xibolun to pay off the remaining debt, with the limit of the unpaid balance of the registered capital.

Capital Expenditures, page 50

33.	Please disclose the location where you are currently constructing your factory building, how you will finance the estimated $15 million to complete the construction of the building, as well as whether you expect to expand your production capacity, by disclosing among other things, your current capacity and by how much you intend to increase it. For guidance please refer to Item 4.D of Form 20-F.

We acknowledge the comment and have revised the requested disclosures as requested. The revised disclosure may be found on page 41 and reads as follows:

We have been constructing our new building in C05, Binhai Ind. Park, Dalangqiao Village, Shacheng Town, Longwan District, Wenzhou, Zhejiang, China. We spent approximately $6.3 million in construction by December 31, 2014. We plan to invest additional $5 million to complete the construction of this new building and $5 million to renovate it in the next one or two years. We intend to finance this new building with our own internal source of funding, and future capital to be raised. However, we do not plan to use any portion of the proceeds from this offering to finance it. There is no external bank loan committed to finance this expansion as of December 31, 2014. We plan to finance this expansion from our future operating cash flows or possible equity finance. However, we can adjust or slow down the construction progress and the expansion size based on the availability of capital support.

Originally we planned to use this building as a warehouse, factory, research and development center, showroom, and cafeteria. The factory was originally planned to expand our production capacity of valves. However, since we have changed our focus from valve manufacture to installation services, currently we do not have a specific plan to expand our production capacity.

Pamela A. Long, Assistant Director

June 22, 2015

Business, page 52

General

34.	Please note that a number of disclosure items require that the information is provided for the last three financial years. In this regard, we note that Items 4.B.1 and 2, and Item 5.C of Form 20-F. Please revise your disclosures accordingly.

We acknowledge the comment, and we have updated the section to provide the requested information for the last three financial years.

The revised disclosure about “a description of the nature of the company’s operations” in Item 4.B.1 may be found on page 45 and reads as follows:

We develop, manufacture and provide customized installation of valves and pipe fittings for use in the medical, biological, food and beverage, and other clean industries. We are a highly specialized high-tech enterprise producing, researching, developing and installing valves and pipe fitting products with an established sales and distribution network. We offer our customers comprehensive pipeline design, installation, construction and ongoing maintenance services.

The revised disclosure about “a description the company’s principal activities” in Item 4.B.1 may be found on page 46 and reads as follows:

Principal Activities

Below is a brief summary of principal activities of our Company since its formation.

•	January 25, 2005, Xibolun Equipment was incorporated.
•	June 14, 2011, HK Xibolun is formed in accordance with laws and regulations of Hong Kong.
•	June 30, 2011, HK Xibolun acquired 30% ownership interest of Xibolun Equipment.
•	May 29, 2012, Hebron Technology is established under the laws of the British Virgin Islands as a holding company.
•	September 24, 2012, Xibolun Automation is incorporated.
•	October 30, 2012, HK Xibolun acquired 100% ownership interest of Xibolun Automation from Hebron Technology, Xibolun Equipment, and Zhejiang Xibolun.
•	February 21, 2013, Hebron Technology acquired 100% ownership interest of HK Xibolun. As a result, HK Xibolun became a wholly owned subsidiary of Hebron Technology.
•	July 29, 2013, Mr. Anyuan Sun transferred his 70% ownership interest in Xibolun Equipment to Xibolun Automation.

The revised disclosure about “the main categories of products sold and/or services performed for each of the last three financial years” in Item 4.B.1 may be found on page 46 and reads as follows:

Main Categories of Products and Services

We provided installation services and fluid equipment sales for the years ended December 31, 2014, 2013 and 2012. We also provided fluid equipment control system sales for the year ended December 31, 2013. We did not provide fluid equipment control system sales for the years ended December 31, 2014 and 2012.

Pamela A. Long, Assistant Director

June 22, 2015

The revised disclosures about “any significant new products and/or services that have been introduced and, to the extent the development of new products or services has been publicly disclosed, give the status of development” in Item 4.B.1 may be found on page 46 for new products and page 46 for new services, respectively, and read as follows:

New Products and Services

We have developed an intelligent process control valve through our collaboration with Zhejiang University. We provided a limited number of these products to existing customers for trial use in December 2013 in order to collect quality and reliability data for the product. The customers can pay us after 2 years of use if they are satisfied with the product, or return it to us otherwise. Once we are satisfied with the feedback from the customers and decide that the product is stable enough to be distributed more widely, we will start to produce it and sell it on a large scale. Currently we are still collecting data from our customers who use it. It may take more than 2 years to collect sufficient data to make this determination.

We started the business of repair and maintenance services in 2015. It is provided to pharmaceutical manufacturers after the expiration of warranty about products and installation services. We have established a repair and maintenance center in Nanjing, Jiangsu to cover Eastern China area with investment of RMB 2,452,684 (approximately $400,000). We plan to establish five additional repair and maintenance centers to cover Central China, Northeastern China, Northern China, Southern China, and Northwestern China.

The revised disclosure about “a description of the principal markets in which the company competes, including a breakdown of total revenues by category of activity and geographic market for each of the last three financial years” in Item 4.B.2 may be found on page 50 and reads as follows:

Activity Distribution of Revenues

The chart below is a breakdown of total revenues by activities in the years ended December 31, 2014, 2013 and 2012, respectively.

	Years Ended December 31,
	2014	2013	2012
Installation services	84%	73%	94%
Fluid equipment	16	27	6
Total	100%	100%	100%

Geographic Distribution of Revenues

The chart below is a breakdown of total revenues by geographic market in the years ended December 31, 2014, 2013 and 2012, respectively.

	Years Ended December 31,
	2014	2013	2012
Domestic	99.3%	81.9%	97.8%
Export	0.7	19.1 *	2.2
Total	100.0%	100.0%	100.0%

* 19.1% export sales in 2013 includes 17.4% of fluid equipment control system sales conducted by HK Xibolun.

The revised disclosure about “research and development, patents and licenses, etc.” and “a description of the company’s research and development policies for the last three years, where it is significant, including the amount spent during each of the last three financial years on company-sponsored research and development activities” in Item 5.C may be found on page 54 and reads as follows:

Pamela A. Long, Assistant Director

June 22, 2015

We are committed to researching and developing valves for use in the medical, biological, food and beverage, semi-conductor, electronic and other clean industries. We believe scientific and technological innovations will help our Company achieve its long-term strategic objectives. Our research and development efforts, led by our chief technology officer, Xiaoliang Xue, are an integral part of our operations and the crux of its competitive advantage and differentiation strategy.

The Research and Development team has ten (10) dedicated researchers and analysts focusing on mechanical design, mechatronics, CAD design, mold design and welding. Quality control is an important aspect of the team’s work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for the Company.

In addition, we sent employees to Italy, Germany and the United States to study clean product manufacturing, installation and connection process so that the Company is current on advanced International Technology. It is through these collaborations that we have managed to secure important breakthroughs resulting in proprietary knowledge and patents.

During the fiscal 2014, 2013 and 2012, we spent $40,606, $19,361, and $39,661, respectively, on R&D. We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in 2015.

Corporate Information

35.	Please indicate the company’s length of life, or otherwise confirm that it has an indefinite term. Please disclose the name and address of the company’s agent in the host country. Refer to Items 4.A.2 and 3 of Form 20-F.

We acknowledge the comment and have added the disclosures as requested. The added disclosures may be found on page 46 and read as follows:

The Company has an indefinite term. The agent of the Company in the British Virgin Islands is Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Corporate Structure, page 54

36.	We note that Hebron Technology, the BVI company, was incorporated after the formation of its Hong Kong subsidiary. We also note that in Note 1 to the consolidated financial statements, you disclose that Hebron Technology owns 100% interest in “Hong Kong Xibolun Technology Limited” and that you refer to the two operating subsidiaries as “Xibolun Equipment” and “Xibolun Automation.” Please revise your disclosure here to provide a comprehensive picture of the important events in the development of the company’s business, starting with the formation of the oldest subsidiaries in 2003, the company’s operating history and how the business has been transformed under the ownership of Hebron Technology, the BVI company. Your disclosure should also discuss the changes in the products produced or services rendered, the exchange transactions by accurately identifying all the parties to the transactions, any changes in the corporate name(s) of your operating entities, and provide a description of each subsidiary’s principal activities. For guidance please refer to Item 4.A.4 of Form 20-F. Please file the exchange agreements as exhibits to the registration statement, or otherwise tell us why you would not be required to do so.

We acknowledge the comment and respectfully advise the Staff that the entity founded on May 6, 2003 was Wenzhou City Xibolun Fluid Equipment Factory (“Xibolun Factory”), which was a partnership owned by Mr. Anyuan Sun, Mr. Lingmin Sun and Mr. Bin Wang. Xibolun Factory mainly engaged in manufacturing and sales of fluid equipment, pipe fittings and valves since then. Xibolun factory held 70% of the equity in Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”) when Xibolun Equipment was incorporated on January 25, 2005. On March 8, 2006, Xibolun Factory transferred 60% of its equity in Xibolun Equipment to Mr. Anyuan Sun, and the rest 10% to Mr. Yuanshun Shao. Xibolun Factory changed its name to Wenzhou City Yuanshun Fluid Equipment Factory (“Yuanshun Factory”) on April 17, 2006. On September 30, 2006, Yuanshun Factory was dissolved. Based on the investment history and relationship between Xibolun Factory and Hebron Technology Co., Ltd., we do not consider Xibolun Factory as one of our subsidiaries.

Pamela A. Long, Assistant Director

June 22, 2015

We have revised the disclosures as requested. We also have filed the exchange agreements as exhibits. The revised disclosures may be found on page 46 and read as follows:

Hebron Technology

Hebron Technology Co., Ltd, (“Hebron Technology” or the “Company”), through its subsidiaries, is engaged in the manufacture of fluid equipment and installation service for pharmaceutical engineering construction in the People’s Republic of China. Beginning with the commencement of its installation services business in 2011, the Company has transformed from a manufacturing oriented products company into a services oriented company.

Hebron Technology is a limited company established under the laws of the British Virgin Islands on May 29, 2012 as a holding company. Mr. Anyuan Sun, the Chairman of the Board and CEO of the Company, is the ultimate controlling shareholder (the "Controlling Shareholder”) of the Company. The Company has an indefinite term. The agent of the Company in the United States is Mr. Yung Kong Chin, 136-40 39th Avenue, 602B Garden Plaza, Flushing New York, 11354.

As part of the reorganization as described below (the “Reorganization”), the Company became the ultimate parent company of (i) Hong Kong Xibolun Technology Limited (“HK Xibolun”), (ii) Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”) and (iii) Wenzhou Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”), which were all controlled by the Controlling Shareholder before the Reorganization.

Xibolun Equipment

The predecessor of the Company, Xibolun Equipment was incorporated on January 25, 2005. Currently, 30% of its equity is held by HK Xibolun, and 70% of its equity is held by Xibolun Automation. Xibolun Equipment is primarily engaged in the manufacture of fluid equipment including valves, pumps, pipe fittings and other products, with a particular emphasis on intelligentized valves.

HK Xibolun

HK Xibolun is a limited company formed in accordance with laws and regulations of Hong Kong on June 14, 2011, as a trading company. HK Xibolun is wholly owned by Hebron Technology.

Xibolun Automation

Xibolun Automation was incorporated on September 24, 2012. It is currently 100% owned by HK Xibolun. Xibolun Automation has mainly engaged in installation services for pharmaceutical engineering construction since its incorporation in 2012.

Reorganization

For the purpose of the IPO, we reorganized our company as described below. As part of this Reorganization, Hebron Technology became the ultimate holding company of HK Xibolun, Xibolun Automation and Xibolun Equipment, which were all controlled by the Controlling Shareholder before the Reorganization.

Pamela A. Long, Assistant Director

June 22, 2015

Xibolun Equipment

Xibolun Equipment was incorporated on January 25, 2005 as a Sino-Foreign joint venture. It met the requirements of Xibolun Equipment’s joint venture status according to Chinese laws because 70% of the equity was initially held by Wenzhou City Xibolun Fluid Equipment Factory (“Xibolun Factory”), a Chinese partnership founded by the Controlling Shareholder, Mr. Lingmin Sun and Mr. Bin Wang on May 6, 2003, and the remaining 30% was held by Ms. Kong Sok Kin, who is an Italian citizen. On March 8, 2006, Xibolun Factory transferred 60% of its equity in Xibolun Equipment to the Controlling Shareholder, and the rest 10% to Mr. Yuanshun Shao. On August 10, 2010, Ms. Kong Sok Kin transferred 30% of her equity in Xibolun Equipment to Mr. Gongqi Xiang, while Mr. Yuanshun Shao transferred 10% of his equity in Xibolun Equipment to the Controlling Shareholder. After the above transactions, by June 29, 2011, Xibolun Equipment was owned by the Controlling shareholder and another foreign shareholder, Mr. Gongqi Xiang, a Spanish citizen, by holding shares of 70% and 30%, respectively. On June 30, 2011, HK Xibolun entered into an equity transfer agreement with Mr. Xiang, in which HK Xibolun agreed to acquire 30% ownership interest of Xibolun Equipment for RMB 300,000. On July 29, 2013, the Controlling shareholder transferred his 70% ownership interest in Xibolun Equipment to Xibolun Automation for RMB 700,000, equal to 70% of the registered capital of Xibolun Equipment. Because Xibolun Automation is a wholly owned subsidiary of HK Xibolun, as a result of these equity transfers, Xibolun Equipment is 100% owned by HK Xibolun.

HK Xibolun

HK Xibolun was formed in accordance with laws and regulations of Hong Kong on June 14, 2011. By the time of its incorporation, Mr. Lingmin Sun held 100% of the equity of HK Xibolun. As the Controlling Shareholder and Mr. Lingmin Sun are brothers, all the equity of HK Xibolun held by Mr. Lingmin Sun was controlled by the Controlling Shareholder. On May 15, 2012, in order to meet the new requirement that a foreign company should be held by a non-Chinese citizen, Mr. Lingmin Sun transferred 100% of the equity of HK Xibolun to Mr. Shih Chang Chen. They both agreed that the equity of HK Xibolun would be entrusted to Mr. Chen, and Mr. Chen would hold the aforesaid equity on behalf of Mr. Lingmin Sun. On February 21, 2013, in anticipation of an initial public offering (“IPO”) of its equity securities, Mr. Shih Chang Chen transferred all his equity in HK Xibolun to Hebron Technology without any consideration. As a result, HK Xibolun became a wholly owned subsidiary of Hebron Technology.

Xibolun Automation

Xibolun Automation was incorporated on September 24, 2012 and initially owned by Hebron Technology (80%), Xibolun Equipment (10%), and Zhejiang Xibolun Technology Co., Ltd. (“Zhejiang Xibolun”), a Chinese company also controlled by the Controlling Shareholder (10%). On October 30, 2012, HK Xibolun entered into separate equity transfer agreements with Hebron Technology, Xibolun Equipment, and Zhejiang Xibolun, pursuant to which HK Xibolun acquired Xibolun Equipment's 10% ownership interest and Zhejiang Xibolun's 10% ownership interest in Xibolun Automation without consideration.

The above mentioned transactions were accounted for in a manner similar to a recapitalization. Hebron Technology and its wholly-owned subsidiary HK Xibolun, who own 100% interest of Xibolun Automation and Xibolun Equipment, were effectively controlled by the same Controlling Shareholder before and after the reorganization and therefore the Reorganization is considered under common control. The consolidation of Hebron Technology and its subsidiaries has been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.

Distribution Channels and Methods of Competition, page 57

International Markets, page 57

37.	You disclose that you plan to develop new markets in Europe, Australia, Japan and Korea. With a view towards disclosure, please tell us the reasons why you have targeted these regions to expand your business, the type of products you expect to export to those countries, and the process by which you intend to implement such expansion.

We acknowledge the comment and respectfully advise the Staff that, as a result of the Company’s assessment of current market opportunities and its efforts to focus on higher-margin installation services, the Company has no current plans to expand internationally and instead intends to focus its growth efforts within China. We have revised the disclosure to reflect the change in the Company’s business plan. The revised disclosure may be found on page 50 and reads as follows:

All of our products are available for sale to international markets. However, as a result of the Company’s assessment of current market opportunities and its efforts to focus on higher-margin installation services, the Company has no current plans to expand internationally and instead intends to focus its growth efforts within China.

Pamela A. Long, Assistant Director

June 22, 2015

Awards and Recognition, page 60

38.	You disclose, among other things, that you have received certificates from United States Food & Drug Administration. We also note disclosure elsewhere in the filing that your products are produced in compliance with the China Good Manufacturing Practices and the FDA requirements. In accordance with Item 4.B.8 of Form 20-F, please include a discussion of the FDA regulatory requirements related to your products, the type of certification you are required to obtain for your products and the frequency of compliance. With respect to the various certificates and awards listed on pages 60-61, please identify the regulatory body or the trade association granting the respective award, explaining also the significance of such awards when not easily discernible.

We acknowledge the comment. Regarding FDA requirements, we respectfully advise the Staff that, since from 2013 to 2014 we have not had, and in the foreseeable future do not intend to have revenues from the United States which require FDA approval. As the disclosures related to FDA approval are not applicable to us, we have removed such disclosures.

The revised disclosures which removes FDA related statement may be found on pages 2 and 51, respectively, and read as follows:

All of our products are produced in compliance with China Good Manufacturing Practices (“GMP”), thereby assisting our customers to attain the relevant GMP certifications.

All of our products are in compliance with GMP standards.

Besides removing FDA related statements, we have also revised disclosures related to the various certificates and awards as requested to identify the regulatory body or the trade association granting the respective award and the significance. The revised disclosure may be found on page 53 and reads as follows:

Year	Award	Regulatory Body	Significance

2007	AAA Credit Rating	Hangzhou Credit Evaluation Company & Bank of China Zhejiang Branch	AAA is the highest credit ranking available to Chinese enterprises and evidences strong credit and ability to repay debt.
	Longwan District Hi-Tech Enterprise	Wenzhou Longwan District Government	This award recognizes our R&D capabilities and technology and makes us eligible for beneficial tax policies.
2008	Chinese Meritorious Enterprise in Food and Pharmaceutical Machinery Industry Base	China Machinery Enterprise Management Association, Research Institute of Machinery Industry Economic & Management, &Wenzhou Food and Pharmaceutical Machinery Industry Association	It is awarded for our contributions to industry and society.
	Zhejiang Province Small and Medium-sized Entities in Technology Certificate	Department of Science and Technology of Zhejiang Province	This award recognizes our R&D capabilities and technology and makes us eligible for policy support available to technology based enterprises.

Pamela A. Long, Assistant Director

June 22, 2015

	Affiliate of the American Society of Mechanical Engineers	The American Society of Mechanical Engineers	Mr. Anyuan Sun is entitled to all the privileges granted by the Constitution of the Society.
2009	AAA Credit Rating	Hangzhou Credit Evaluation Company & Bank of China Zhejiang Branch	AAA is the highest credit ranking available to Chinese enterprises and evidences strong credit and ability to repay debt.
	AAA Certificate of Enterprise Credit Grade	China Medical Equipment Engineering Association	AAA is the highest credit ranking available to Chinese enterprises and evidences strong credit and ability to repay debt.
	Affiliate of the American Society of Mechanical Engineers	The American Society of Mechanical Engineers	Mr. Anyuan Sun is entitled to all the privileges granted by the Constitution of the Society.
2010	AAA Credit Rating	Hangzhou Credit Evaluation Company & Bank of China Zhejiang Branch	AAA is the highest credit ranking available to Chinese enterprises and evidences strong credit and ability to repay debt.
	Small and Medium-sized Enterprise Technology Innovation Fund Project Certificate	China Department of Science and Technology Small and Medium-sized Enterprise Technology Innovation Fund Project Management Center	This award granted us funding for research on our Intelligent Control Valves project.
	Quality Management System Certificate	China Classification Society Certification Company	Our sanitary valves and pipe fittings conform to GB/T 19001-2000 – ISO 9001:2000.
2011	Small and Medium-sized Enterprise Technology Innovation Fund Project Certificate	China Department of Science and Technology Small and Medium-sized Enterprise Technology Innovation Fund Project Management Center	This award granted us funding for research on our Intelligent Control Valves project.
	Quality Management System Certificate	China Classification Society Certification Company	Our sanitary valves and pipe fittings conform to GB/T 19001-2000 – ISO 9001:2000.
	Wenzhou Longwan Patent Model Enterprise	Wenzhou Longwan District Government	It is awarded because we have many innovative patents.

Pamela A. Long, Assistant Director

June 22, 2015

2012	AAA Credit Rating	Hangzhou Credit Evaluation Company & Bank of China Zhejiang Branch	AAA is the highest credit ranking available to Chinese enterprises and evidences strong credit and ability to repay debt.
	Zhejiang Province Industrial Products Executive Standard Registration Certificate	Wenzhou Quality Technical Supervising Bureau Longwan Branch	It is awarded as technical reference for the enterprise organizing production, sales and accepting product quality supervision and inspection, and signing trade contracts.
	Membership of CAPE	China Association For Pharmaceutical Equipment	It is a national industry association.
2013	Small and Medium-sized Enterprise Technology Innovation Fund Project Certificate	China Department of Science and Technology Small and Medium-sized Enterprise Technology Innovation Fund Project Management Center	This award granted us funding for research on our Intelligent Control Valves project.
	Quality Management System Certificate	China Classification Society Certification Company	Our sanitary valves and pipe fittings conform to GB/T 19001-2000 – ISO 9001:2000.

Our Research Projects, page 62

39.	Please include narrative disclosure to describe the various projects listed in your tabular disclosure, including the outcome of the project, and how you collaborated with the governmental authorities noted in the table.

We acknowledge the comment and have revised the disclosure as requested by adding a narrative disclosure and expanding the tabular disclosure. The revised disclosure may be found on page 54 and reads as follows:

We have participated in following numerous scientific projects.

Project Description	Time Period	Government Agency	Subsidy
Pneumatic Diaphragm Valve Device	2007-2009	Bureau of Science and Technology of Longwan District of Wenzhou City	RMB	100,000
Butterfly Valve Pneumatic Actuator	2008-2010	Bureau of Science and Technology of Wenzhou City	RMB	250,000
Intelligent Control Valve	2009-2012	Chinese Ministry of Science and Technology and Zhejiang Bureau of Science and Technology	RMB	1,050,000
Aseptic Diaphragm Remote Control	2011-2012	Bureau of Science and Technology of Longwan District of Wenzhou City	RMB	170,000
Intelligent and Efficient Development of Multi-Process Valve	2012-2013	Bureau of Economic Development of Economic-Technological Development District of Wenzhou City	RMB	100,000

Pamela A. Long, Assistant Director

June 22, 2015

In the above projects, the government agencies provided us subsidies to support us to develop various scientific research projects. These projects are funded to encourage research and development. We have successfully developed all the products in the above projects which passed the examination of the governmental agencies.

Our Intellectual Property, page 62

40.	We note your risk factor “We depend on intellectual property licensed from third parties…,” on page 15. Please summarize here the principal provisions of any material license agreement. Additionally, please file these license agreements, including the license from your chief executive officer to use three patents and two trademarks, as exhibits to the registration statement. See Item 8.a of Form F-1 and Item 601(b)(10) of Regulation S-K. With respect to the various patents listed in page 62 of your tabular disclosure, disclose the authority granting the license.

We acknowledge the comment and respectfully advise the Staff that subsequent to the last filing of the registration statement, the licensed patents were transferred to us by our CEO, Mr. Anyuan Sun. The trademarks are not transferred to us and still licensed to us by Mr. Sun. Therefore, the risk factor only applies to the trademarks. We have revised the patent tabular disclosure to change the owner from Anyuan Sun to Xibolun Equipment. The revised disclosure may be found on page 55 and reads as follows:

Name	Patent #	Issuance Date	Owner	Expiration
Butterfly valve pneumatic actuator	ZL 2007 2 0154670.4	4/16/2008	Xibolun Equipment	5/13/2017
Composite diaphragm valve	ZL 2009 2 0001072.2	10/28/2009	Xibolun Equipment	1/14/2019
Hassle ball valve	ZL 2009 2 0152133.5	1/20/2010	Xibolun Equipment	4/26/2019
Pneumatic diaphragm tank bottom valve	ZL 2009 2 0152131.6	1/20/2010	Xibolun Equipment	4/26/2019
Manual diaphragm valve	ZL 2009 2 0152132.0	2/3/2010	Xibolun Equipment	4/26/2019
Intelligent controls diaphragm valve	ZL 2009 2 0152130.1	4/27/2009	Xibolun Equipment	5/25/2018
Valve pneumatic actuator with prompting switch	ZL 2010 2 0668775.3	7/20/2011	Xibolun Equipment	12/19/2020
Sampling valves	ZL 2010 2 0668776.8	7/20/2011	Xibolun Equipment	12/19/2020
Three-way diaphragm valves	ZL 2010 2 0668430.8	7/20/2011	Xibolun Equipment	12/19/2020

Pamela A. Long, Assistant Director

June 22, 2015

Microporous membrane filters	ZL 2010 2 0668429.5	7/20/2011	Xibolun Equipment	12/19/2020
Tank bottom valve	ZL 2010 2 0668772.X	7/20/2011	Xibolun Equipment	12/19/2020
Angle seat valve	ZL 2011 2 0513124.1	8/22/2012	Xibolun Equipment	12/8/2021
Diaphragm valve body	ZL 2011 2 0512271.7	8/22/2012	Xibolun Equipment	12/8/2021
Diaphragm valve	ZL 2011 2 0512279.3	8/29/2012	Xibolun Equipment	12/8/2021
Angle seat valve	ZL 2011 2 0510956.8	8/22/2012	Xibolun Equipment	12/8/2021
Diaphragm valve	ZL 2012 2 0315506.8	12/26/2012	Xibolun Equipment	6/27/2022
Process control diaphragm valve	ZL 2012 2 0315498.7	12/26/2012	Xibolun Equipment	6/27/2022
A type of process control angle seat valve	ZL 2012 2 0315580.X	12/26/2012	Xibolun Equipment	6/27/2022
A type of angle seat valve	ZL 2012 2 0315593.7	12/26/2012	Xibolun Equipment	6/27/2022
Union (welded type for pipe use)	ZL 2007 3 0158648.2	6/11/2008	Xibolun Equipment	6/21/2017
Butterfly valve (stainless steel hygiene level)	ZL 2007 3 0156699.1	5/21/2008	Xibolun Equipment	5/13/2017
Snap hoops (stainless steel)	ZL 2007 3 0007495.1	4/23/2008	Xibolun Equipment	4/3/2017
Check-valve (stainless steel)	ZL 2007 3 0007493.2	7/9/2008	Xibolun Equipment	4/3/2017

Currently we only have one license agreement, with Mr. Sun on July 1, 2011. In this license agreement, Mr. Sun granted us license to use two trademarks without consideration during the effective terms of these trademarks. The effective terms of these trademarks are from December 28, 2005 to December 27, 2015, and from December 7, 2009 to December 6, 2019, respectively.

We have attached the license agreement about trademarks as Exhibit 10.5.

Pamela A. Long, Assistant Director

June 22, 2015

We respectfully advise the Staff that the question about the authority granting the patent license is not applicable, because the patents are not licensed to us any more due to the transfer. In addition, for the trademarks which are licensed to us by Mr. Sun, no grant from any authority is required.

Chinese Laws and Regulations, page 63

41.	Please revise your disclosure throughout to make clear how you are affected by each set of regulations and include discussion of the extent that you are materially at risk for non-compliance. Where any laws may require approval, the filing of applications, permits, or licenses, make clear whether you have made appropriate filings, received approval, or obtained any required permits or licenses. Alternatively, you may include analysis of why you feel any approvals, licenses or permits may not be necessary. Please revise your disclosure in any related risk factors accordingly to make clear your current status or the extent of any material risks. We note, for example, the following:

•	Your discussion of Notice 75 here or in the risk on page 21 should make clear the extent that your PRC residents have registered their interests;

We acknowledge the comment and respectfully advise the Staff that Notice 75 has been replaced by the Notice on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Notice 37, in July 2014. We have revised the relevant risk factor to discuss Notice 37 and to clarify that our PRC residents have not yet registered their interests. The revised disclosure may be found one page 20 and reads as follows:

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

The SAFE promulgated the Notice on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Notice 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or Notice 75.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Pamela A. Long, Assistant Director

June 22, 2015

Currently, none of our shareholders and beneficial owners who are PRC residents or entities have registered their interests. We cannot compel our shareholders and beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

In addition, we have revised the disclosure in this section to discuss Notice 37. The revised disclosure may be found on page 58 and reads as follows:

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

The Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, promulgated by SAFE on July 14, 2014 and designed to replace the former circular commonly known as “Notice 75”, requires registration of PRC residents with local branches of SAFE with respect to their direct establishment or indirect control of an offshore entity (referred to in Notice 37 as “special purpose vehicle.”), where such offshore entity are established for the purpose of overseas investment or financing, provided that PRC residents contribute their legally owned assets or equity into such entity.

Notice 37 further requires amendment to the registration where any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, divestiture or other material event.

Any violation of these registration requirements may, among other liabilities that may be imposed under PRC laws governing evasion of foreign exchange controls, cause the PRC subsidiaries of the special purpose vehicle be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and may cause the special purpose vehicle’s ability to contribute additional capital into its PRC subsidiary be restricted.

•	Your discussion of dividends here or in your disclosure on page 28 should make clear the extent that you have paid into or are required to pay into statutory reserves; and

We have added the disclosure as requested. The new disclosure may be found on page 28 and reads as follows:

Our subsidiaries in China are required to set aside statutory reserves and have done so.

•	Your discussion of restrictions on foreign ownership and of China’s “open” cities policy elsewhere in your prospectus should make clear the category of your business so investors may understand how your capitalized your business.

We acknowledge the comment and have revised our disclosure about foreign ownership in this section to make clear the category of our business as requested. In addition, we have added disclosure in this section to discuss the potential impact of the draft Foreign Investment Law that was recently released by the Chinese Ministry of Commerce. The revised disclosure and new disclosure may be found on page 60 and reads as follows:

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of businesses in the PRC is Guidance Catalogue for Industrial Structure Adjustments (2015 edition), effective as of April 10, 2015 (the “Catalogue”). The Catalogue classifies the various industries into three categories: encouraged, restricted and prohibited. Our company’s primary market is the pharmaceutical industry. We are not engaged in any activities placing us in the encouraged, restricted or prohibited categories and so it could be inferred that we are engaged in a permitted industry for foreign investment. Such a designation offers businesses certain advantages. For example, businesses engaged in permitted industries:

Pamela A. Long, Assistant Director

June 22, 2015

▪	are not subject to restrictions on foreign investment, and, as such, foreigners can own a majority interest in Sino-foreign joint ventures or establish wholly-owned foreign enterprises in the PRC;
▪	provided such business has total investment of less than $100 million, are subject to regional (not central) government examination and approval which are generally more efficient and less time-consuming. Our current total investment is less than $100 million.

The National Development and Reform Commission and MOFCOM periodically jointly revise the Foreign Investment Industrial Guidance Catalogue. As such, there is a possibility that our company’s business may fall outside the scope of the definition of a permitted industry in the future. Should this occur, we would no longer benefit from such designation.

On January 19, 2015, China’s Ministry of Commerce issued a draft Foreign Investment Law. The effective date of the official publication of the law is yet unknown. In the draft, foreign investment in China will be classified into three categories: prohibited, restricted, and others. This idea of classification is similar as previously published Catalogue. If the foreign investment falls in the areas that are closely related to national security, then it will be prohibited; if the investment may have some impact on national security but could be controlled through conditions, then it can be done with restrictions or qualifications; if the investment falls outside of those two categories, then it will not need approval from China government to operate in China.

According to the current Catalogue, our company’s business does not fall in any prohibited or restricted industries. If China’s Ministry of Commerce adopts a list as same as the Catalogue along with the draft, the draft will have very limited impact on our business, if any. The probability that our business will be classified as prohibited or restricted industry is very low. However, If China’s Ministry of Commerce adopts a list by our business is prohibited or restricted, and it treats our business in China as foreign investment by deciding our actual controller is Mr. Sun Zhang who is not a Chinese citizen, we may face certain restrictions or even be prohibited to conduct business in China.

We have also revised our discussion of China’s “open” cities policy to make clear the category of our business as requested. The revised disclosures may be found on pages 2 and 45, respectively, and read as follows:

In 1984, Wenzhou was designated one of China’s “open” cities in the new policy of inviting foreign investment, and there has been considerable economic growth in Wenzhou. We are engaged in a permitted industry for foreign investment.

M&A Rules and Regulations on Overseas Listings, page 67

42.	We note your statement that your PRC counsel, Yunnan Qianhe, has advised you that, among other things, your “BVI company is not controlled by a Chinese citizen… [and] although the purpose of BVI incorporation is for overseas listing, the M&A rule should not apply to [you].” We also note your disclosure under “Enforceability of Civil Liabilities” relating to advice provided by PRC counsel as well as Kaufman & Canoles on matters governed by Chinese law and BVI law, respectively. Please name each counsel as an expert as well as obtain and file as an exhibit to this registration statement its written consent for your use of its name and reference to its opinions. Refer to Item 10.G of Form 20-F, Item 101(g)(2) of Regulation S-K. For additional guidance, you may also refer to Section 7 of the Securities Act and Rule 436 of Regulation C.

Pamela A. Long, Assistant Director

June 22, 2015

We believe that, as suggested in Rule 436.a of Regulation C, experts and counsel may be distinct. Yunnan Qianhe, in opining on PRC law, will provide an opinion of counsel. Similarly, Kaufman & Canoles will provide an opinion as to BVI law, rather than a Securities Act Section 7 expert report. Notwithstanding the foregoing, both counsels will file consents prior to completion of this offering.

Management, page 71

Executive Officers and Directors, page 71

43.	Please identify Mr. Anyuan Sun also as Chairman of the Board.

We have revised the referenced section to note that Mr. Sun is expected to be our Chairman of the Board of Directors prior to completion of this offering.

44.	Please indicate the business address for each of the company’s directors and senior management. Refer to Item 1.A of Form 20-F. Given that the company was not incorporated until May 29, 2012, with respect to your executive officers biographical information, please identify the predecessor company with which the executive initially started his employment.

We have revised our disclosure as requested to reflect that the business address of each of the directors and senior management. The revised disclosure may be found on page 64 and read as follows:

The business address of each of the directors and senior management is c/o Zhejiang Xibolun Technology Co., Ltd., Zhejiang University (Xibolun) Technical R & D Center, No. 587, 15th Road, 3rd Av. Binhai Ind. Park Eco. & Tec. Development Zone, Wenzhou, China.

We have further revised our disclosure as requested to identify the predecessor company with which the executive initially started his employment. The new disclosures may be found on page 65 and read as follows:

Mr. Sun is a valve engineer who founded our oldest subsidiary, Xibolun Equipment, in 2003.

Mr. Xue started his employment with Xibolun Equipment.

Mr. Fu started his employment with Hebron Technology in January 2014.

Mr. Jin started his employment with Xibolun Equipment.

Board of Directors and Board Committees, page 73

45.	Clarify in the second paragraph that you intend to increase the number of directors to 12 by appointing five additional directors, if true.

We respectfully advise the Staff that we plan to retain the board size of 7. We have revised our disclosure accordingly. The revised disclosure may be found on page 66 and read as follows:

In connection with our initial public offering, we plan to retain the current board size of seven (7) directors upon closing of the offering, a majority of whom will be independent; as such term is defined by the rules of the NASDAQ Capital Market.

Pamela A. Long, Assistant Director

June 22, 2015

Summary Compensation Table, page 77; Director Compensation- -Non-Employee Directors, page 77

46.	Update the disclosures to include compensation disclosure for fiscal year ended December 31, 2013. Refer to Item 6.B of Form 20-F. Additionally, we are unable to locate a narrative text to which footnote (1) of the bonus column and footnote (2) of the stock awards column in the summary compensation table relate. Please revise or advise.

We have revised the registration statement to delete footnote (1) of the bonus column and footnote (2) of the stock awards column in the summary compensation table. The revised disclosure may be found on page 70 and reads as follows:

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Anyuan Sun	2014	32,544	0	0	0	32,544
Chief Executive Officer	2013	32,268	0	0	0	32,268

Steven Fu(1)	2014	100,000	0	0	0	100,000
Chief Financial Officer	2013	-	-	-	-	-

Xiaoliang Xue	2014	19,526	0	0	0	19,526
Chief Technical Officer	2013	19,360	0	0	0	19,360

(1)	Mr. Fu became our Chief Financial Officer in 2014, so he did not receive any compensation in 2013.

Employment Agreements, page 77

47.	Please file the employment agreement with Mr. Xiaoliang Xue as an exhibit to the registration statement. We also note that the employment agreement with Mr. Anyuan Sun filed as Exhibit 10.2 to the registration statement identifies “Wenzhou Xibolun Fluid Equipment Ltd.” as the employer. Please explain.

We have filed the English translation of employment agreement with Mr. Xiaoliang Xue as an exhibit to the registration statement.

In the previous translation of the employment agreement with Mr. Anyuan Sun filed as Exhibit 10.2 to the registration statement, “Wenzhou Xibolun Fluid Equipment Ltd.” is another translation of “Wenzhou Xibolun Fluid Equipment Co., Limited.” We have filed the English translation of the latest employment agreement with Mr. Anyuan Sun as Exhibit 10.2 to the registration statement, which adopts “Wenzhou Xibolun Fluid Equipment Ltd.” as the translation.

Pamela A. Long, Assistant Director

June 22, 2015

Related Party Transaction, page 78

48.	Please note that Item 7.B of Form 20-F requires disclosure for the preceding three financial years. Please revise your disclosures accordingly. In addition, we note the disclosure that your loan to Zhejiang Xibolun has not been reduced to writing. If you are party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit to the registration statement. For guidance you may refer to Question 146.04 in the Regulation S-K section of our “Compliance and Disclosure Interpretations” which are available on the Commission’s website.

We acknowledge the comment and we have revised our disclosures as requested to disclose related party transaction for the preceding three financial years. The revised disclosures may be found on page 71 and read as follows:

For the year ended December 31, 2014, the Company purchased $298,893 valve parts from its related party- Zhejiang Xibolun, an entity controlled by the same Controlling Shareholder of the Company and sold $81,358 valves to Zhejiang Xibolun. As of December 31, 2014, the Company an aggregate of $Nil due from related party - Zhejiang Xibolun.

As of December 31, 2013, we had an aggregate of $280,160 due from related party - Zhejiang Xibolun. We fully repaid the balance due from Zhejiang Xibolun as of December 31, 2014.

As of December 31, 2012, we had an aggregate of $94,693 due to Zhejiang Xibolun. Zhejiang Xibolun paid total of $94,693 of general business promotional expense on behalf of us in fiscal 2012 and it was just a one-time transaction.

For the year ended December 31, 2011, the Company did not have any related party balance and transactions.

In addition, we respectfully advise the Staff that there are only balances due from Zhejiang Xibolun, with interest free and due on demand.

49.	We note disclosure in Note 7 to the consolidated financial statement on page F-10, that as of 12/31/12 the company had an aggregate of $94,693 due to a related party for expenses paid by Zhejiang Xilolun. With a view towards disclosure, please tell us whether any respective amounts were outstanding as of 12/31/13 and describe the circumstances giving rise to Zhejiang Xibolun covering your business expenses.

We acknowledge the comment. No amount of the $94,693 due to Zhejiang Xibolun as of 12/31/12 was outstanding as 12/31/13.

The circumstances giving rise to Zhejiang Xibolun covering our business expenses are: Zhejiang Xibolun paid a total of $94,693 of general business promotional expense on behalf of us in fiscal 2012 and it was just a one-time transaction.

We also have disclosed the respective amounts outstanding as of 12/31/14 in Note 12 of the consolidated financial statement as of December 31, 2014 on page F-17 as below.

For the year ended December 31, 2014, the Company purchased $298,893 valve parts from its related party- Zhejiang Xibolun, an entity controlled by the same Controlling Shareholder of the Company and sold $81,358 valves to Zhejiang Xibolun. As of December 31, 2014 and 2013, the Company had an aggregate of $Nil and $280,160 due from related party – Zhejiang Xibolun, respectively.

Pamela A. Long, Assistant Director

June 22, 2015

Principal Shareholders, page 78

50.	In accordance with Item 7.A(c) of Form 20-F, please disclose whether the beneficial owners have different voting rights, or include an appropriate negative statement to that effect.

We acknowledge the comment and have added the disclosure as requested. The new disclosure may be found on page 72 and reads as follows:

Beneficial owners have same voting rights as holders of record.

51.	Please state the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States. See Item 7.A.2 of Form 20-F.

We acknowledge the comment and have added the disclosure as requested. The new disclosure may be found on page 72 and reads as follows:

Currently there is no record holder in the United States.

Description of Share Capital, page 79

52.	With respect to directors, please describe whether your Articles or Memorandum of Association provides for the director’s power, in the absence of a quorum, to vote compensation to themselves. Refer to Item 10.B.2 of Form 20-F.

We acknowledge the comment and have revised the disclosure as requested. The revised disclosure may be found on page 73 and reads as follows:

Neither our Articles nor Memorandum of Association provides for the director’s power, in the absence of a quorum, to vote compensation to themselves. All decisions about director compensation will be recommended by the compensation committee and approved by the Board of Directors as a whole, both acting only when a quorum of members is present.

Anti-takeover provisions in our memorandum and articles of association, page 86

53.	Please describe the specific provisions of your memorandum and articles of association which may discourage, delay or prevent a change in control. Refer to Item 10.B.7 of Form 20-F.

We acknowledge the comment and we intend to amend our Articles of Association to add a provision relating to the staggered Board of Directors prior to effectiveness.

Material Tax Consequences Applicable to U.S. Holders of Our Common Stock, page 89

54.	We note that you intend to file by amendment a tax opinion as Exhibit 8.1 to the registration statement. Note that if you elect to file a short form tax opinion, the prospectus disclosure must identify counsel rendering the opinion as well as state that the discussion in the prospectus constitutes the opinion of counsel. Additionally, please tell what consideration was given to including a discussion of Hong Kong tax consequences.

We confirm that our counsel intends to file a short form tax opinion prior to the completion of this offering. We have revised the prospectus to disclose the counsel rendering the opinion and state that the discussion constitutes an opinion of counsel.

Regarding the Hong Kong tax consequences, we do not believe Hong Kong tax issues are material and we intend to include the following statement in our PRC legal opinion:

Pamela A. Long, Assistant Director

June 22, 2015

All historical impact in Hong Kong was related to the revenue from sales of fluid control system in fiscal 2013. The related revenue was $2,500,900 and related gross profit was $975,450.

Although it is Hong Kong revenue in the form, it actually incurred offshore, therefore it was not subject to Hong Kong income tax. Therefore, we do not include a discussion of Hong Kong tax consequences.

55.	Please reconcile your reference to not discussing the tax consequences of state, local and other laws with your discussion of local Chinese laws.

We acknowledge the comment and respectfully advise the Staff that we have not included state, local and other U.S. tax law discussion because such U.S. local tax laws do not affect us, although they may affect our shareholders, depending on where our shareholders live. By contrast, we are affected by the local tax laws in the jurisdictions in which our company operates, which, in turn is relevant to all of our shareholders.

People’s Republic of China Enterprise Taxation, page 90

56.	Please make clear any PRC tax consequences for prospective investors, not just “enterprise-level” tax consequences. In this regard, we note that you should include discussion of the following:

•	The existence and effect of any tax treaties between the PRC and the U.S. or Hong Kong, as applicable. Please revise your disclosure of the effect of any treaties in the risk factor “Under the Enterprise Income Tax Law, page 17, as necessary;

We acknowledge the comment and have added the requested disclosure to discuss the existence and effect of tax treaty between the PRC and the U.S. The new disclosure may be found on page 85 and reads as follows:

According to the Sino-U.S. Tax Treaty which was effective on January 1, 1987 and aimed to avoid double taxation disadvantage, income that is incurred in one nation should be taxed by that nation and exempted from the other nation, but for the dividend that is generated in China and distributed to foreigner in other nations, a rate 10% tax will be charged.

•	State whether you will withhold taxes for individual shareholders; and

We acknowledge the comment and have added the requested. The new disclosure may be found on page 85 and reads as follows:

Our company will have to withhold that tax when we are distributing dividends to our foreign investors.

•	Include discussion of the consequences of non-payment, as necessary.

We acknowledge the comment and have added the requested. The new disclosure may be found on page 85 and reads as follows:

If we do not fulfill this duty, we will receive a fine up to five times of the amount we are supposed to pay as tax or other administrative penalties from government. The worst case could be criminal charge of tax evasion to responsible persons. The criminal penalty for this offense depends on the tax amount the offender evaded, and the maximum penalty will be 3-7 years imprisonment plus fine.

Pamela A. Long, Assistant Director

June 22, 2015

United States Federal Income Taxation, page 91

57.	Please revise your disclosure as follows:

•	Ensure that discuss the benefits of any treaties with either the PRC or Hong Kong, as applicable;

We acknowledge the comment and have revised the disclosure to discuss the benefits of treaties with the PRC. Regarding the benefits of treaty with Hong Kong, we do not believe tax issues are material given immaterial amount of HK taxable revenues. Therefore, we do not include a discussion of Hong Kong tax treaty. The new disclosure may be found on page 86 and reads as follows:

Tax Treaties

As above mentioned, according to the Sino-U.S. Tax Treaty which was effective on January 1st, 1987 and aimed to avoid double taxation disadvantage, income that is incurred in one nation should be taxed by that nation and exempted from the other nation, but for the dividend that is generated in China and distributed to foreigners in other nations, a rate 10% tax will be charged.

•	Define “passive income” in your discussion under “Passive Foreign Investment Company, page 93;” and

We acknowledge the comment and have revised the disclosure as requested to define “passive income.” The revised disclosure may be found on page 87 and reads as follows:

•	at least 75% of its gross income is passive income, defined as income from interest, dividends, rents, royalties, gains on property producing foreign personal holding company income and certain other income that does not involve the active conduct of a trade or business;

•	Include discussion of the requirements of the Hiring Incentives to Restore Employment Act of 2010, as applicable, under “Information Reporting and Backup Withholding, page 94.”

We acknowledge the comment and have revised the disclosure as requested to include discussion of the requirements of the Hiring Incentives to Restore Employment Act of 2010. The new disclosure may be found on page 89 and reads as follows:

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Taxation of Dispositions of Common Shares, page 92

58.	We note the phrase “assuming the renewal of current capital gains rates prior to their scheduled expiration at the end of 2010.” Update the disclosure to the most recent date practicable.

We acknowledge the comment and have updated our disclosure as requested. The revised disclosure may be found on page 87 and reads as follows:

Pamela A. Long, Assistant Director

June 22, 2015

If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the common shares for more than one year, you will be eligible for reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), 20% (for individuals in the 39.6% tax brackets) or 15% for all other individuals.

Enforceability of Civil Liabilities, page 94

59.	Please revise your discussion to make clear what is the “common law doctrine of obligation” and include all material jurisdictions as per Rule 101(g) of Regulation S-K. We note, for example, your business in Hong Kong.

We acknowledge the comment and have revised our discussion to include our Hong Kong counsel’s opinion regarding the enforceability of civil liabilities in Hong Kong. The new disclosure may be found on page 90 and reads as follows:

Hastings & Co., our counsel as to Hong Kong law, has advised us the general enforceability in Hong Kong of a civil judgment pronounced by a court of the United States (“US Judgment”). There are 2 avenues for enforcing a foreign judgment in Hong Kong, namely statute and common law. The statutory regime is available only to judgments given in the superior courts of various countries as specified under Schedules 1 and 2 of the Foreign Judgments (Reciprocal Enforcement) Order. The United States is not among those countries. The only available channel for enforcement of a US judgment in Hong Kong is therefore under the common law. In Hong Kong, a foreign judgment for a monetary sum is enforceable at common law if the following criteria are met:

(a) It is a judgment in personam.

(b) It must be for a liquidated sum of money.

(c) It must be final and conclusive in accordance with the laws applicable in the foreign court.

(d) The foreign court must have had the requisite jurisdiction to adjudicate upon the cause or matter that gave rise to the judgment.

(e) It must be impeachable according to the common law rules on conflict of laws in Hong Kong. Impeachable foreign judgments commonly include those which are of a penal or revenue nature, those which are obtained by fraud or in the proceedings conducted against natural justice, and those enforcement of which would be contrary to public policy.

If the above common law criteria are satisfied, the claimant may bring a civil action in Hong Kong against the defendant to recover the liquidated sum under the US Judgment as a debt. Upon obtaining a judgment in Hong Kong, the claimant may proceed to enforce the Hong Kong judgment against the defendant.

Placement, page 95

60.	Please revise your disclosure to identify the address of the placement agent. Refer to Item 9.B of Form 20-F.

We acknowledge the comment and have revised the disclosure as requested to add the address of the placement agent. The revised disclosure may be found on page 90 and reads as follows:

The address of the Placement Agent is 15500 Roosevelt Blvd, Suite 303, St. Petersburg, Florida 33701.

Pamela A. Long, Assistant Director

June 22, 2015

61.	Please reconcile the statement in the first paragraph that the offering is being made without a firm commitment by the placement agent, “with no obligation or commitment on the part of the placement agent to purchase any of the Shares” with the statement that the placement agent “must sell the minimum number of securities offered…” In addition, please elaborate on your disclosure that “[t]he placement agent is obligated to take and pay for all of the Shares if any such securities are taken” [emphasis added] by explaining how the securities “are taken.”

We acknowledge the comment and have revised the disclosure as requested. The revised disclosure may be found on page 90 and reads as follows:

The Placement Agent must sell the minimum number of securities offered (          common shares) if any shares are sold. The Placement Agent is required to use only its best efforts to sell the securities offered. The offering will terminate upon the earlier of: (i) a date mutually acceptable to us and the Placement Agent after which the minimum offering is sold or (ii)          , 2015. Until the at least          shares of common stock are sold, all funds received in payment for securities sold in this offering will be required to be submitted by subscribers to a non-interest bearing escrow account, and will be held by the escrow agent for such account. If the Placement Agent does not sell at least          shares of common stock by          , 2015, all funds will be returned within 3 business days to subscribers without interest or deduction. If this offering completes, then on the closing date, net proceeds will be delivered to us on the and we will issue the shares of common stock to purchasers. The closing will occur, as to all subscriptions duly received and accepted by us, in one closing, and we do not intend to hold multiple closings in the offering.

In addition, we have removed the disclosure that “[t]he placement agent is obligated to take and pay for all of the Shares if any such securities are taken” since it is not applicable.

Where You Can Find Additional Information, page 100

62.	We note the “not necessarily complete” language. Clarify that statements made in the prospectus about the contents of any contract, agreement, or other document filed as an exhibit to the registration statement to state that it includes the material provisions of the contract, agreement, or other document.

We acknowledge the comment and have added the statement as requested. The added statement may be found on page 97 and reads as follows:

However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents.

Financial Statements, page F-1

General

63.	Please update your financial statements and corresponding financial information included throughout the filing to comply with Item 8.A.5 of the Form 20-F. Refer to Item 4(a) of the Form F-1. Alternatively, please submit a formal waiver request to the Division of Corporation Finance’s Office of Chief Accountant. Additional information can be found on our website: http://www.sec.gov/corpfin/Article/contact-us.html.

We have updated the financial statements and corresponding financial information included throughout the filing.

Pamela A. Long, Assistant Director

June 22, 2015

64.	Your disclosures on page seven indicate that a stock split will occur immediately prior to this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a “draft” report can be presented, due to a pending future event such as the stock split, they can include in the filing a signed and dated preface to their “draft” report stating the reason for the “draft” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated, and unrestricted auditor’s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

We acknowledge the comment and respectfully advise the Staff that we have effected a simultaneous 1,000 for 1 stock split, issuance of 15,000,000 common shares and pro-rata repurchase of 4,000,000 common shares. At the completion of these transactions, the company has 12,000,000 common shares issued and outstanding and 50,000,000 shares authorized. The disclosure of the number of shares of stock issued and outstanding as of December 31, 2014 and 2013 in the financial statements has been retroactively restated to reflect the stock split. The recapitalization, pursuant to which 15,000,000 common shares were issued and 4,000,000 common shares were repurchased pro-rata from the shareholders, has not been reflected in the consolidated balance sheets but has been disclosed throughout the draft registration statement, including in the subsequent events footnote (Note 17), which reads as follows:

The Board of Directors adopted a consent resolution to effectuate a 1:1000 stock split in April 6, 2015 whereas the Company will have 50 million common shares authorized and 1,000,000 common shares issued and outstanding with par value of 0.001 per share. The Company has retroactively restated all shares and per share data for all the periods presented.

In April 6, 2015, the Company also issued additional 15,000,000 common shares to the controlling shareholder of the Company for cash consideration of $15,000.

On April 29, 2015, the Company repurchased 4,000,000 shares in total from current shareholders in accordance with their share percentages as treasury stock.

65.	Please provide the information required by the schedule requirements of Rule 12-09 of Regulation S-X regarding your valuation and qualifying accounts, including your allowances for doubtful accounts for accounts receivable, advances to suppliers, and other receivables.

We have updated the financial statements accordingly. Each of the Company’s allowances for doubtful accounts for account receivable, advances to suppliers and other receivables is presented in individual specific note schedule to the financial statements.

The information regarding our allowances for doubtful accounts for accounts receivable may be found on page F-14 and reads as follows:

Note 4 - CONTRACTS RECEIVABLE, NET

The contracts receivable consists of the following:

	December 31, 2014	December 31, 2013

Contract receivables	$5,028,311	$5,501,472
Allowance for doubtful accounts	-	(747,321)
	$5,028,311	$4,754,151

The movement in the allowance for doubtful accounts can be reconciled as follows:

	December 31, 2014	December 31, 2013

Beginning of the year	$747,321	$310,407
Recovery	(743,466)	(240,596)
Provision		662,207
Foreign exchange effect	(3,855)	15,303
	$-	$747,321

Pamela A. Long, Assistant Director

June 22, 2015

Note 5 - ACCOUNTS RECEIVABLE, NET

The accounts receivable consists of the following:

	December 31, 2014	December 31, 2013

Accounts receivable	781,981	603,428
Allowance for doubtful accounts	(484,135)	(281,095)
	$297,846	$322,333

The movement in the allowance for doubtful accounts can be reconciled as follows:

	December 31, 2014	December 31, 2013

Beginning of the year	$281,095	$178,066
Recovery	(143,175)	(29,088)
Provision	347,689	125,343
Foreign exchange effect	(1,474)	6,774
	$484,135	$281,095

The information regarding advances to suppliers may be found on page F-15 and reads as follows:

Note 7 - PREPAYMENTS AND ADVANCES TO SUPPLIERS, NET

Prepayments and advances to suppliers consisted of the following:

	December 31, 2014	December 31, 2013
Advances to raw material suppliers (a)	$847,310	$1,021,659
Advances to construction subcontractors	1,511,823	481,675
Others	2,799	654
Subtotal	2,361,932	1,503,988
Allowance for doubtful accounts	(268,133)	(98,414)
Prepayments and advances to suppliers, net	$2,093,799	$1,405,574

(a) The prepayments and deposits on raw materials are generally required by our suppliers for the purpose of ongoing business relationships. The prepayments and deposits are not directly associated with any specific purchase contract or any specific price but will be used to offset any accounts payable balance resulting from any specific purchase order priced at market.

The information regarding other receivables may be found on page F-15 and reads as follows:

Pamela A. Long, Assistant Director

June 22, 2015

Note 8 - OTHER RECEIVABLES, NET

The other receivables, net of allowance for doubtful accounts consist of the following:

	December 31, 2014	December 31, 2013

Receivable from logistic and export venders	$-	$424,363
Employee advances	52,066	32,712
Others	6,040	16,201
	$58,106	$473,276

66.	Please tell us if there have been any equity issuances since October 1, 2013 as well as any planned equity issuances. For each transaction:

•	identify the parties, including any related parties;

•	the purpose of the issuance;

•	how you accounted or will account for the issuance;

•	the nature of any consideration; and

•	the fair value and your basis for determining the fair value.

We acknowledge the comment and provide the description of the equity issuance since October 1, 2013 as below. We confirm that we have not planned any other equity issuance.

On April 6, 2015, we issued 15,000,000 common shares to Mr. Sun Zhang for cash consideration of $15,000 for purpose of recapitalization, with par value of $0.001 per share. The aggregat par value of this issuance is $15,000. The fair value and basis for determining the fair value does not apply here, because the issuance is conducted only for recapitalization.

Since this issuance is only done for recapitalization, and the shareholder percentage does not change after the recapitalization, we treat this issuance as a capital transaction which no gain or loss shall be recognized. We will account for it using the carrying value of the consideration received.

Simultaneously, Mr. Sun Zhang conducted following transfers in the consideration of $0.001 per share, equaling to the par value:

Transferee	Number of Shares	Consideration	Share Percentage after Transfer
Wise Metro Development Co., Ltd.	2,400,000	$2,400.00	15.00%
Yung Kong CHIN	1,600,000	$1,600.00	10.00%
Able State International Industrial Co., Ltd.	1,440,000	$1,440.00	9.00%
Vast Express Development Co. Ltd.	1,440,000	$1,440.00	9.00%
Faquan JIN	736,000	$736.00	4.60%
Weiqun ZHU	128,000	$128.00	0.80%
Yongyuan ZHANG	128,000	$128.00	0.80%
Jianyun CHEN	96,000	$96.00	0.60%
Shangkang JIN	32,000	$32.00	0.20%
Tianshan ZHANG	28,800	$28.80	0.18%
Total	8,028,800	$8,028.80	50.18%

Pamela A. Long, Assistant Director

June 22, 2015

Subsequently, on April 29, 2015, we repurchased 4,000,000 shares in total from current shareholders in accordance with their share percentages as treasury stock. The consideration is US$0.001 per share, equaling to the par value.

Shareholder Transferor	Number of Shares to be Repurchased	Consideration	Share Percentage after Repurchase
Zuoqiao SUN ZHANG	1,992,800	$1,992.80	49.82%
Wise Metro Development Co., Ltd.	600,000	$600.00	15.00%
Yung Kong CHIN	400,000	$400.00	10.00%
Able State International Industrial Co., Ltd.	360,000	$360.00	9.00%
Vast Express Development Co. Ltd.	360,000	$360.00	9.00%
Faquan JIN	184,000	$184.00	4.60%
Weiqun ZHU	32,000	$32.00	0.80%
Yongyuan ZHANG	32,000	$32.00	0.80%
Jianyun CHEN	24,000	$24.00	0.60%
Shangkang JIN	8,000	$8.00	0.20%
Tianshan ZHANG	7,200	$7.20	0.18%
Total	4,000,000	$4,000.00	100.00%

Note 1. Business Description, page F-4

67.	You determined that the transactions in which you acquired ownership interests in Wenzhou Xibolun Automation Project Technology Co., Ltd. and Wenzhou Xibolun Fluid Equipment Co., Limited were common control transactions. Please provide us with a comprehensive explanation of how you determined that these entities were under common control.

We acknowledge the comment and have provided the disclosure. The disclosure may be found on page 46 and reads as below:

Hebron Technology

Hebron Technology Co., Ltd, (“Hebron Technology” or the “Company”), through its subsidiaries, is engaged in the manufacture of fluid equipment and installation service for pharmaceutical engineering construction in the People’s Republic of China. Beginning with the commencement of its installation services business in 2011, the Company has transformed from a manufacturing oriented products company into a services oriented company.

Hebron Technology is a limited company established under the laws of the British Virgin Islands on May 29, 2012 as a holding company. Mr. Anyuan Sun, the Chairman of the Board and CEO of the Company, is the ultimate controlling shareholder (the "Controlling Shareholder”) of the Company. The Company has an indefinite term. The agent of the Company in the United States is Mr. Yung Kong Chin, 136-40 39th Avenue, 602B Garden Plaza, Flushing New York, 11354.

As part of the reorganization as described below (the “Reorganization”), the Company became the ultimate parent company of (i) Hong Kong Xibolun Technology Limited (“HK Xibolun”), (ii) Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”) and (iii) Wenzhou Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”), which were all controlled by the Controlling Shareholder before the Reorganization.

Xibolun Equipment

The predecessor of the Company, Xibolun Equipment was incorporated on January 25, 2005. Currently, 30% of its equity is held by HK Xibolun, and 70% of its equity is held by Xibolun Automation. Xibolun Equipment is primarily engaged in the manufacture of fluid equipment including valves, pumps, pipe fittings and other products, with a particular emphasis on intelligentized valves.

HK Xibolun

HK Xibolun is a limited company formed in accordance with laws and regulations of Hong Kong on June 14, 2011, as a trading company. HK Xibolun is wholly owned by Hebron Technology.

Xibolun Automation

Xibolun Automation was incorporated on September 24, 2012. It is currently 100% owned by HK Xibolun. Xibolun Automation has mainly engaged in installation services for pharmaceutical engineering construction since its incorporation in 2012.

Pamela A. Long, Assistant Director

June 22, 2015

Reorganization

For the purpose of the IPO, we reorganized our company as described below. As part of this Reorganization, Hebron Technology became the ultimate holding company of HK Xibolun, Xibolun Automation and Xibolun Equipment, which were all controlled by the Controlling Shareholder before the Reorganization.

Xibolun Equipment

Xibolun Equipment was incorporated on January 25, 2005 as a Sino-Foreign joint venture. It met the requirements of Xibolun Equipment’s joint venture status according to Chinese laws because 70% of the equity was initially held by Wenzhou City Xibolun Fluid Equipment Factory (“Xibolun Factory”), a Chinese partnership founded by the Controlling Shareholder, Mr. Lingmin Sun and Mr. Bin Wang on May 6, 2003, and the remaining 30% was held by Ms. Kong Sok Kin, who is an Italian citizen. On March 8, 2006, Xibolun Factory transferred 60% of its equity in Xibolun Equipment to the Controlling Shareholder, and the rest 10% to Mr. Yuanshun Shao. On August 10, 2010, Ms. Kong Sok Kin transferred 30% of her equity in Xibolun Equipment to Mr. Gongqi Xiang, while Mr. Yuanshun Shao transferred 10% of his equity in Xibolun Equipment to the Controlling Shareholder. After the above transactions, by June 29, 2011, Xibolun Equipment was owned by the Controlling shareholder and another foreign shareholder, Mr. Gongqi Xiang, a Spanish citizen, by holding shares of 70% and 30%, respectively. On June 30, 2011, HK Xibolun entered into an equity transfer agreement with Mr. Xiang, in which HK Xibolun agreed to acquire 30% ownership interest of Xibolun Equipment for RMB 300,000. On July 29, 2013, the Controlling shareholder transferred his 70% ownership interest in Xibolun Equipment to Xibolun Automation for RMB 700,000, equal to 70% of the registered capital of Xibolun Equipment. Because Xibolun Automation is a wholly owned subsidiary of HK Xibolun, as a result of these equity transfers, Xibolun Equipment is 100% owned by HK Xibolun.

HK Xibolun

HK Xibolun was formed in accordance with laws and regulations of Hong Kong on June 14, 2011. By the time of its incorporation, Mr. Lingmin Sun held 100% of the equity of HK Xibolun. As the Controlling Shareholder and Mr. Lingmin Sun are brothers, all the equity of HK Xibolun held by Mr. Lingmin Sun was controlled by the Controlling Shareholder. On May 15, 2012, in order to meet the new requirement that a foreign company should be held by a non-Chinese citizen, Mr. Lingmin Sun transferred 100% of the equity of HK Xibolun to Mr. Shih Chang Chen. They both agreed that the equity of HK Xibolun would be entrusted to Mr. Chen, and Mr. Chen would hold the aforesaid equity on behalf of Mr. Lingmin Sun. On February 21, 2013, in anticipation of an initial public offering (“IPO”) of its equity securities, Mr. Shih Chang Chen transferred all his equity in HK Xibolun to Hebron Technology without any consideration. As a result, HK Xibolun became a wholly owned subsidiary of Hebron Technology.

Xibolun Automation

Xibolun Automation was incorporated on September 24, 2012 and initially owned by Hebron Technology (80%), Xibolun Equipment (10%), and Zhejiang Xibolun Technology Co., Ltd. (“Zhejiang Xibolun”), a Chinese company also controlled by the Controlling Shareholder (10%). On October 30, 2012, HK Xibolun entered into separate equity transfer agreements with Hebron Technology, Xibolun Equipment, and Zhejiang Xibolun, pursuant to which HK Xibolun acquired Xibolun Equipment's 10% ownership interest and Zhejiang Xibolun's 10% ownership interest in Xibolun Automation without consideration.

The above mentioned transactions were accounted for in a manner similar to a recapitalization. Hebron Technology and its wholly-owned subsidiary HK Xibolun, who own 100% interest of Xibolun Automation and Xibolun Equipment, were effectively controlled by the same Controlling Shareholder before and after the reorganization and therefore the Reorganization is considered under common control. The consolidation of Hebron Technology and its subsidiaries has been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.

Pamela A. Long, Assistant Director

June 22, 2015

Note 2. Summary of Significant Accounting Policies

General

68.	Please disclose the terms of the research and development arrangement with Zhejiang University and correspondingly how you account for it pursuant to ASC 730-20.

We acknowledge the comment and have revised the registration statement to disclose the terms of the research and development arrangement with Zhejiang University and correspondingly how we account for it pursuant to ASC 730-20. The new disclosure may be found on page 54 and reads as below:

We signed a Research and Collaboration Agreement with Zhejiang University on January 20, 2011. Pursuant to the agreement, Zhejiang University was responsible for conducting the research and development work of intelligent process control valve on behalf of the Company, and the company was obligated to pay Zhejiang University a total of RMB 1 million (approximately $0.16 million) in several installments. The Company made payments to Zhejiang University in accordance with the specific milestones stipulated in the agreement and a total of RMB 0.65 million (approximately $0.11 million) as required by the agreement was paid as of December 31, 2014. The Company accounted for the payments as R&D expenses in accordance with ASC 730-20 for the related periods.

Revenue Recognition, page F-5

69.	We note your fluid equipment control system trading business represents 21.6% of revenue for 2013 for the nine months ended September 30, 2013. Please disclose the terms of these agreements, specifically who is the primary obligor and who bears the risk and how you recognize revenue for these arrangements.

We acknowledge the comment and have provided the disclosures as requested. We have also provided similar wording in Note 2 of financial statements. The disclosures may be found on page 35 and 43 respectively, and read as follows:

In 2013, the Company sold the fluid equipment control systems to overseas customers. The terms of sales contract are similar to a standard product sales agreement. The Company is responsible for developing specifications for its product, setting up contract price and delivering product to its customer. The Company bears all the inventory risk and credit risk. Therefore, the Company is the primary obligor of the transaction in accordance with ASC 605-45-45.

Sales are recognized at the date of shipment from the Company’s facilities to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, ownership has passed, no other significant obligations of the Company exist and collectability is reasonably assured. Management considers delivery to occur upon shipment provided title and risk have passed to the customer, which is generally when the product is shipped to the customer from the Company’s facility.

Pamela A. Long, Assistant Director

June 22, 2015

70.	We note you recognize revenues from the sales of products as well as installation services. Please clarify whether your customer arrangements include multiple elements. If so, please disclose all of the deliverables included in your multiple-element arrangements pursuant to ASC 605-25. Please also disclose how you determined it was appropriate to account for each unit of accounting separately, how you allocate amounts to each unit, and how you account for each unit. Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50.

We acknowledge the comment and have provided the disclosure as requested. We have also provided similar wording in Note 2 in the financial statements. The disclosure may be found on page 43 and reads as below:

The Company recognizes product revenue and installation revenue separately. The manufacture of fluid equipment comprises two stages: (a) manufacture; and (b) installation. In practice, the Company signs product and installation contracts separately with customers. Customers have the choice to use its own staff or external contractors to install the products. The Company sells the product and provides installation service on a standalone basis, and the price is determined based on the market competitive rate of each unit. No allocation is needed for such circumstances. The Company included the similar wording above in the Note 2 “SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” of the updated financial statements.

71.	As disclosed on page 12, you generally allow customers to reserve approximately 5% of the agreed purchase or installation price for a period of one year after you deliver and/or implement a solution for them. Such payment is typically made one year after the agreed delivery date, assuming satisfactory performance of the product or solution for your customer. Please tell us what consideration you gave to SAB Topic 13:A.3.b regarding acceptance provisions in determining when it is appropriate to record revenue related to these arrangements.

We acknowledge the comment and have revised the disclosure of a risk factor as requested. The disclosure may be found on page 11 of the registration statement and reads as below:

We do not maintain a reserve for warranty or defective products/installation claims. Our costs could increase if we experience a significant number of claims.

The Company generally obtains the customers’ acceptance when the Company delivers product or renders service to its customers. The Company will not recognize revenue until a Completion and Evaluation Report has been provided by the customer. The Completion and Evaluation Report proves the quality of the installation projects, and there is no additional service performed by the Company later. Therefore, revenue is recognized when a Completion and Evaluation Report has been provided by the customer.

In practice, the Company allows customers to reserve approximately 5-10% of the agreed purchase or installation price as the quality security retention for a period of one year after the Company delivers and/or implement a solution for them.

The Company considers this one year term as a warranty period for the Company’s products sold or services provided as defined under ASC Subtopic 450-20. Historically, the Company has not experienced significant customer complaints about the products and none of customers have claimed damages for any loss incurred due to quality problems. Therefore, no separate warranty provisions were provided as at December 31, 2014 and 2013 based on historical experience.

We believe that our customer support teams, our quality assurance and manufacturing monitoring procedures will continue to keep claims at a level that does not support a need for a reserve. However, if we were to experience a significant increase in claims or failures to pay this final payment, our financial results could be adversely affected. Moreover, China’s Product Quality Law generally allows customers two years (and in some cases ten years) to seek compensation for damages caused by product quality deficiencies in cases in which the product lacks an expiration period.

Pamela A. Long, Assistant Director

June 22, 2015

Accounts Receivable, page F-5

72.	Please disclose the nature of the amounts included in the other receivable line item.

The Company disclosed the nature of amounts included in the other receivable in the Note 8 of the updated financial statements. The disclosure may be found on page F-15 and reads as below:

Note 8 - OTHER RECEIVABLES, NET

The other receivables, net of allowance for doubtful accounts consist of the following:

	December 31, 2014	December 31, 2013
Receivable from logistic and export venders	$-	$424,363
Employee advances	52,066	32,712
Others	6,040	16,201
	$58,106	$473,276

Advances to Suppliers, page F-6

73.	Please tell us the nature of these supplier prepayments, specifically addressing the time it takes to receive delivery of these products and the circumstances that would result in the company not receiving delivery. Also confirm none of these advances relate to related parties and to date how much of the advances to suppliers at September 30, 2013 were delivered.

The Company disclosed the nature of amounts included in the advance to suppliers in the Note 7 of the updated financial statements. The disclosure may be found on page F-15 and reads as below:

Note 7 - PREPAYMENTS AND ADVANCES TO SUPPLIERS, NET

Prepayments and advances to suppliers consisted of the following:

	December 31, 2014	December 31, 2013
Advances to raw material suppliers (a)	$847,310	$1,021,659
Advances to construction subcontractors	1,511,823	481,675
Others	2,799	654
Subtotal	2,361,932	1,503,988
Allowance for doubtful accounts	(268,133)	(98,414)
Prepayments and advances to suppliers, net	$2,093,799	$1,405,574

(a) The prepayments and deposits on raw materials are generally required by our suppliers for the purpose of ongoing business relationships. The prepayments and deposits are not directly associated with any specific purchase contract or any specific price but will be used to offset any accounts payable balance resulting from any specific purchase order priced at market.

Pamela A. Long, Assistant Director

June 22, 2015

The prepayments and deposits on raw materials are generally required by our suppliers for the purpose of ongoing business relationships. The prepayments and deposits are not directly associated with any specific purchase contract or any specific price but will be used to offset any accounts payable balance resulting from any specific purchase order priced at market. For most cases, the advances are delivered within six months. The Company will receive the delivery if the advance was made, unless the agreement with the supplier is terminated. In such circumstances, the remaining advances will be fully refunded. As of December 31, 2014 and December 31, 2013, the advance to supplier balance was $2,093,799 and $1,405,574, respectively.

We confirm that none of these advances related to related parties.

As of December 31, 2014, all the advances to suppliers at September 30, 2013 were delivered.

Earnings Per Share, page F-8

74.	Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute EPS in the future but that were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the periods presented. See ASC 260-10-50-1(c).

The Company does not have any potentially dilutive securities as of the date of this response.

Thank you in advance for your assistance in reviewing this response and the First Amendment to the Draft Registration Statement on Form F-1.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Steve Fu

Steve Fu
Chief Financial Officer